4/23

08002133

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME A.P. Møller - Maersk A/S

*CURRENT ADDRESS Esplanaden 50
DK - 1098 Copenhagen K
Denmark

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
APR 29 2008
THOMSON REUTERS

FILE NO. 82- 35184 FISCAL YEAR

* Complete for initial ...

... FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 4/25/08

RECEIVED

ANNEX A

	Information	Action	Action date	Source of required action
1.	Financial Calendar 2008	To be published at OMX Nordic Exchange	Published on 23 January 2008	Rules for Issuers on OMX Nordic Exchange Copenhagen, Section 24
2.	Annual Report 2007	Published at OMX Nordic Exchange and filed with the Danish Commerce and Companies Agency (the "DCCA")	Shortly after the Board's approval on 12 March 2008 (OMX Nordic Exchange) / Shortly after adoption on the AGM on 29 April 2008 (DCCA)	Section 138 of the Danish Financial Statement Act Rules for Issuers on OMX Nordic Exchange Copenhagen, Section 27 Danish Securities Trading Act, Section 27(7)
3.	Interim Report for the first six months of 2008	To be published at OMX Nordic Exchange	27 August 2008	Rules for Issuers on OMX Nordic Exchange Copenhagen, Section 25 Danish Securities Trading Act, Section 27(7)
4.	Interim update for the first quarter of 2008	To be published at OMX Nordic Exchange	15 May 2008	Danish Securities Trading Act, Section 27(8)
5.	Interim update for the third quarter of 2008	To be published at OMX Nordic Exchange	13 November 2008	Danish Securities Trading Act, Section 27(8)
6.	Notice, including Form Proxys to	To be published and distributed	7 April 2008	Section 73 of the Danish

	the Shareholders of APMM of the annual general meeting in APMM held on 29 April 2008	to each registered shareholder and and published at OMX Nordic Exchange		Companies Act and Section 10 of the Articles of Association Rules for Issuers on OMX Nordic Exchange Copenhagen, Section 11
7.	Minutes of the annual general meeting in APMM held on 29 April 2008	To be published at OMX Nordic Exchange	Shortly after the AGM to be held on 29 April 2008	Rules for Issuers on OMX Nordic Exchange Copenhagen, Section 34
8.	Amended articles of association of APMM following the proposed amendments to the articles of association	To be filed with the DCCA and Published at OMX Nordic Exchange	Shortly after the AGM to be held on 29 April 2008	Section 156 of the Danish Companies Act Rules for Issuers on OMX Nordic Exchange Copenhagen, Section 35
9.	Reports of transactions of shares of managerial staff and other connected persons	To be published at OMX Nordic Exchange	When executed following the announcement of the Annual Report and Interim Report respectively (twice a year)	Danish Securities Trading Act, Section 27a

ANNEX B

1. A.P. Møller - Mærsk A/S' Annual Report 2006, dated 28 March 2007
2. Announcement regarding Annual Report 2006, A.P. Møller - Maersk Group, dated 28 March 2007
3. Notice to the shareholders of A.P. Møller – Mærsk A/S of the Annual General Meeting of A.P. Møller - Mærsk A/S held on 30 April 2007, including agenda, dated April 2007
4. Letter to shareholders, including form proxy to be used by shareholders with voting rights and form request for admission cards for the annual general meeting of A.P. Møller - Mærsk A/S held on 30 April 2007
5. Copy of an admission card to the Annual General Meeting of A.P. Møller - Mærsk A/S held on 30 April 2007
6. Development of the Annual General Meeting of A.P. Møller - Mærsk A/S on 30 April 2007 (Minutes)
7. Amended Articles of Association of A.P. Møller - Mærsk A/S following the adopted amendments to the Articles of Association, dated 30 April 2007
8. A.P. Møller - Mærsk A/S' interim report 2007, dated 29 August 2007
9. Announcement regarding the 2007 result, dated 29 November 2007
10. Report of transactions of shares of managerial staff and connected persons, dated 8 January 2007
11. Report of transactions of shares of managerial staff and connected persons, dated 19 January 2007
12. Report of transactions of shares of managerial staff and connected persons, dated 15 February 2007
13. Report of transactions of shares of managerial staff and connected persons, dated 28 March 2007
14. Reports of transactions of shares of managerial staff and connected persons (eight in total), dated 30 March 2007
15. Reports of transactions of shares of managerial staff and connected persons (three in total), dated 2 April 2007
16. Reports of transactions of shares of managerial staff and connected persons (seven in total), dated 4 April 2007
17. Report of transactions of shares of managerial staff and connected persons, dated 3 May 2007
18. Report of transactions of shares of managerial staff and connected persons, dated 5 September 2007

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19. Report of transactions of shares of managerial staff and connected persons, dated 30 October 2007

20. Report of transactions of shares of managerial staff and connected persons, dated 6 November 2007

21. Report of transactions of shares of managerial staff and connected persons, dated 30 November 2007

22. Report of transactions of shares of managerial staff and connected persons, dated 21 December 2007 (three in total)

23. Announcement regarding Financial Calendar 2007, dated 25 January 2007

24. Announcement regarding Change of Management, dated 30 April 2007

25. Announcement regarding Share capital and voting rights, dated 1 June 2007

26. Announcements regarding Management changes (two in total), dated 22 June 2007

27. Announcement regarding date set for new Group CEO to take up office, dated 3 September 2007

28. Major shareholder announcement, dated 21 December 2007

29. A.P. Møller - Mærsk A/S' Annual Report 2007, dated 13 March 2008

30. Announcement regarding Annual Report 2007, A.P. Møller - Mærsk Group, dated 13 March 2008

31. Notice to the shareholders of A.P. Møller – Mærsk A/S of the Annual General Meeting of A.P. Møller - Mærsk A/S held on 29 April 2008, including agenda, dated April 2008

32. Letter to shareholders, including form proxy to be used by shareholders with voting rights and form request for admission cards for the Annual General Meeting of A.P. Møller - Mærsk A/S held on 29 April 2008

33. Copy of an admission card to the Annual General Meeting of A.P. Møller - Mærsk A/S held on 29 April 2008

34. Report of transactions of shares of managerial staff and connected persons, dated 23 January 2008

35. Report of transactions of shares of managerial staff and connected persons, dated 11 February 2008.

36. Report of transactions of shares of managerial staff and connected persons, dated 20 February 2008

37. Report of transactions of shares of managerial staff and connected persons, dated 21 February 2008

38. Reports of transactions of shares of managerial staff and connected persons, dated 26 March 2008 (six in total)

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39. Reports of transactions of shares of managerial staff and connected persons, dated 27 March 2008 (two in total)

40. Report of transactions of shares of managerial staff and connected persons, dated 28 March 2008 (two in total)

41. Reports of transactions of shares of managerial staff and connected persons, dated 15 April 2008 (two in total)

42. Announcement regarding Financial Calendar 2008, dated 23 January 2008

43. Announcement regarding acquisition of shares in Höegh Autoliners, dated 30 January 2008

44. Announcement regarding approvals obtained for Höegh Autoliners transaction, dated 12 March 2008

45. Announcement regarding establishment of share option programme, dated 13 March 2008

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ANNEX C

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PRESS RELEASE

MÆRSK

Annual Report 2006, A.P. Moller - Maersk Group

The Board of Directors of A.P. Møller - Mærsk A/S has today made public the Company's Annual Report for 2006.

The Annual Report is available on our website maersk.com. The printed Annual Report is expected to be available and sent to the registered shareholders on 4 April 2007.

The Annual Report shows the following main figures:

	DKK million		*USD million*	
	2006	2005	*2006*	*2005*
Revenue	264,751	208,702	*44,518*	*34,843*
Profit before depreciation, amortisation and impairment losses, etc.	51,457	49,971	*8,653*	*8,342*
Depreciation, amortisation and impairment losses	19,637	17,755	*3,302*	*2,937*
Gains on sale of ships, rigs, etc.	4,227	1,676	*711*	*280*
Associated companies, share of profit after tax	2,881	3,037	*484*	*507*
Profit before integration costs	38,928	36,929	*6,546*	*6,192*
Integration costs on acquisitions	734	1,783	*123*	*298*
Profit before financial items	38,194	35,146	*6,423*	*5,894*
Financial items, net	-2,233	-2,121	*-375*	*-354*
Profit before tax	35,961	33,025	*6,048*	*5,540*
Income tax expense	19,922	13,223	*3,350*	*2,218*
Profit for the year - continued operations	16,039	19,802	*2,698*	*3,322*
Profit for the year - discontinued operations	147	404	*25*	*67*
Profit for the year	16,186	20,206	*2,723*	*3,389*
A.P. Møller - Mærsk A/S' share hereof	15,557	20,090	*2,617*	*3,370*
Total assets	313,695	285,548	*55,409*	*45,152*
Equity	136,711	124,083	*24,148*	*19,620*
Cash flow from operating activities	24,220	33,329	*4,073*	*5,564*
Cash flow used for non-current investing activities	-32,891	-62,696	*-5,531*	*-10,467*
Financial ratios:				
Return on equity after tax	12.4%	17.8%	*12.4%*	*17.6%*
Equity ratio	43.6%	43.5%	*43.6%*	*43.5%*
Earnings per share, DKK/USD*)	3,781	4,883	*636*	*819*
Cash flow from operating activities per share, DKK/USD*)	5,886	8,100	*990*	*1,352*
Dividend per share, DKK/USD	550	550	*97*	*87*
Total market capitalisation, end year*)	214,284	263,879	*37,849*	*41,726*

*) Adjusted for the Group's holding of own shares.

The profit for the year was DKK 16,186 million (2005: DKK 20,206 million), which is in accordance with the expectations most recently confirmed by the Stock Exchange Announcement on 30 November 2006.

Compared to 2005, the profit for the year is in particular positively affected by:

- Oil prices (Brent) on average 20% higher.
- Change in depreciation periods on fixed assets with an effect in the order of DKK 4.4 billion before tax.
- Gains on sale of ships etc. of total DKK 4.2 billion (2005: DKK 1.7 billion).

- and affected negatively by:

- 10% lower freight rates for the container services before surcharge for bunker prices.
- Increase in bunker prices by 26% only partly compensated by freight rate surcharge.
- Increased taxes and government shares in the oil and gas activities. An increase by 54% from DKK 11.5 billion to DKK 17.7 billion.

Cash flow from operating activities was DKK 24,220 million (2005: DKK 33,329 million) and net investments were DKK 32,891 million (2005: DKK 62,696 million). The net investments for 2005 included acquisitions of DKK 34,067 million – especially the acquisition of Royal P&O Nedlloyd N.V. and oil interests in the UK sector of the North Sea purchased from Kerr-McGee Corporation. The 2006 figures do not include any similar acquisitions.

Expectations for 2007

With oil prices at the average level year to date, with present expectations for freight rates and at present exchange rates, the total revenue in 2007 for the A.P. Moller - Maersk Group is expected to be in the order of USD 50 billion corresponding to DKK 280 billion (2006: USD 44.5 billion corresponding to DKK 265 billion) and the profit for the year in the order of USD 3 billion corresponding to DKK 17 billion (2006: USD 2.7 billion corresponding to DKK 16.2 billion).

Minority interests' share of result is expected to be USD 0.16 billion corresponding to DKK 0.9 billion (2006: USD 0.11 billion corresponding to DKK 0.6 billion).

The Group's cash flow from operating activities is expected to be in the order of USD 6 billion corresponding to DKK 34 billion (2006: USD 4.1 billion corresponding to DKK 24 billion).

There is considerable uncertainty as to expectations for 2007, especially for the development in container freight rates, volumes transported, the US dollar exchange rate and oil prices.

Segment Information

Container shipping and related activities

	DKK million		*USD million*	
	2006	2005	*2006*	*2005*
Revenue	150,312	128,924	*25,275*	*21,524*
Profit for the year after tax	-3,375	7,655	*-568*	*1,278*
Cash flow from operating activities	1,626	14,976	*273*	*2,500*
Cash flow used for non-current investing activities	-15,263	-35,066	*-2,566*	*-5,854*

Global growth in containers transported was about 10%, and at the same level as that in 2005.

The container vessel capacity increased more than the volumes transported. The weakening of the balance between supply and demand resulted in a decline in rates, even in services where the capacity utilisation was high. At the same time, costs were put under pressure, especially bunker prices, which increased by 26% on average compared with 2005. The lack of growth in Maersk Line's volumes transported resulted in lower utilisation of tonnage than planned and thus higher unit costs for the network. This was mainly due to difficulties in implementing a range of comprehensive IT systems simultaneously with the P&O Nedlloyd integration. Overall, this resulted in a substantial decrease in revenue, causing a highly negative net result for the Group's container activities in 2006, despite the positive effect of changed depreciation periods. The significant decrease in cash flow from operating activities is due to lower earnings, increased funds tied up in working capital and payment of integration costs.

In 2006 APM Terminals achieved a growth in volumes of 18%. Development of APM Terminals continued with the establishment of new container terminals and further development of existing facilities. The net result was, despite major start-up costs on new container terminals, positive and better than expected.

ore

Tankers, offshore and other shipping activities

	DKK million		*USD million*	
	2006	2005	*2006*	*2005*
Revenue	22,191	18,556	*3,731*	*3,098*
Profit for the year after tax	5,734	3,848	*965*	*642*
Cash flow from operating activities	5,718	4,952	*961*	*827*
Cash flow used for non-current investing activities	-6,994	-6,856	*-1,176*	*-1,145*

Maersk Tankers continued the positive trend with a net result somewhat above 2005. Activity increased, and average rates were approximately at the same level as in 2005. The profit for 2006 was affected positively by gains on sale of vessels as well as a change in depreciation periods.

Maersk Contractors' market segments experienced favourable conditions in 2006 and drilling rigs and floating production units were more or less fully employed. Contracts for a large part of Maersk Contractors' drilling rigs were entered into at reasonable rates and for longer duration. The operating costs increased, but nevertheless the profit for Maersk Contractors was considerably above that for 2005, primarily due to higher day rates and changed depreciation periods.

The market for supply vessels in 2006 had high activity and a good balance between supply and demand. This resulted in an increasing rate level and a high ratio of utilisation for all types of vessels. The profit for 2006 was significantly better than that for 2005.

Oil and gas activities

	DKK million		*USD million*	
	2006	2005	*2006*	*2005*
Revenue	41,126	27,433	*6,915*	*4,580*
Profit for the year after tax	10,119	6,988	*1,702*	*1,184*
Cash flow from operating activities	14,570	11,012	*2,450*	*1,838*
Cash flow used for non-current investing activities	-6,690	-19,378	*-1,125*	*-3,075*

Oil prices continued to increase in 2006, but from August the picture changed and at the end of the year the price was almost at the same level as at the beginning. The average price for the year of Brent crude oil was USD 65 per barrel, approx. 20% above the 2005 level. The Group's total share of oil production in 2006 was somewhat above that of 2005, primarily as a result of the Kerr-McGee fields being included for the whole year in 2006 compared with only 45 days in 2005. The profit for the oil and gas activities was considerably above that of 2005, positively affected by higher oil prices, but negatively by increased costs and depreciation and not least higher taxes and government shares.

Retail activity

	DKK million	
	2006	2005
Revenue	43,054	25,331
Profit for the year after tax	1,838	1,095
A.P. Møller - Mærsk A/S' share hereof	1,331	1,128
Cash flow from operating activities	2,577	1,190
Cash flow used for non-current investing activities	-1,488	-875

The Dansk Supermarked Group experienced growth in revenue and earnings compared to 2005 and the net result was somewhat higher. As a result of changed management structures in Dansk Supermarked A/S and in F. Salling A/S, these are considered subsidiaries from 1 June 2006 and thus fully consolidated. Above figures for 2006, except for A.P. Møller - Mærsk A/S' share of profit for the year, are thus not fully comparable with 2005.

Shipyards, other industrial companies, interest in Danske Bank, etc.

	DKK million	
	2006	2005
Revenue	14,830	13,510
Profit for the year after tax	1,819	1,695
Cash flow from operating activities	311	3,375
Cash flow used for non-current investing activities	-3,083	-2,914

In 2006 cash flow from operating activities is affected negatively because the Shipyard Group did not receive prepayments for new orders to the same extent as in 2005.

For the Shipyard Group the net result was very negative.

Danske Bank achieved a net result about 10% above that in 2005. In connection with Danske Bank's acquisition of Finnish Sampo Bank, A.P. Møller - Mærsk A/S participated in a capital increase so that the equity interest remains at 20%.

Annual General Meeting – Dividend, Articles of Association and Board of Directors

The Annual General Meeting will be held in Copenhagen on 30 April 2007 at 10.30 a.m.

Dividend
The Board of Directors proposes a dividend of DKK 550 per share of DKK 1,000 (2005: DKK 550) corresponding to a total amount of DKK 2,418 million (2005: DKK 2,418 million).

Articles of Association
At the Annual General Meeting, the Board of Directors will suggest a general update of the Company's articles of association. The proposed amendments will appear on the agenda for the Annual General Meeting which is sent out next week.

Board of Directors
Pursuant to the articles of association, Michael Pram Rasmussen, Nils Smedegaard Andersen, Leise Mærsk Mc-Kinney Møller, Svend-Aage Nielsen, Jess Søderberg and Jan Tøpholm will retire.

At the Annual General Meeting, the Board of Directors will propose re-election of Michael Pram Rasmussen, Nils Smedegaard Andersen, Leise Mærsk Mc-Kinney Møller, Svend-Aage Nielsen and Jan Tøpholm.

Jess Søderberg will not stand for re-election to the Company's Board of Directors. This is in accordance with the Copenhagen Stock Exchange's recommendations for good corporate governance, which state that members of a company's management board should not be members of the company's Board of Directors. At the Annual General Meeting, the Board of Directors will propose that Niels Jacobsen, CEO of William Demant Holding A/S, is elected as a new member to the Board of Directors.

Copenhagen, 28 March 2007

A.P. Møller - Mærsk A/S

Contacts: Søren Thorup Sørensen, Group Executive Vice President, CFO, telephone +45 33 63 36 50
Per Møller, Group Senior Vice President, Accounting, telephone +45 33 63 43 13

The Interim Report is expected to be published on 29 August 2007.

JFG

3

RECEIVED

2008 APR 23 P 2:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

A.P. Møller - Mærsk A/S

Notice convening Annual General Meeting

The Annual General Meeting will take place Monday 30 April 2007 at 10:30 a.m. at the Bella Center (access via Hovedindgang Vest) Center Boulevard 5, 2300 Copenhagen S

Agenda:

a) Reporting on the activities of the Company during the past financial year.

b) Submission of the audited report for approval.

c) Discharging the Directors from their obligations.

d) Passing a resolution on the amount of the dividend and on the distribution of the surplus.
The Board proposes payment of a dividend of DKK 550 per share of DKK 1000.

e) Election of nominee Directors.

According to the articles of association, Mr Michael Pram Rasmussen, Mr Nils Smedegaard Andersen, Ms Leise Mærsk Mc-Kinney Møller, Mr Svend-Aage Nielsen, Mr Jess Søderberg and Mr Jan Tøpholm stand down.

The Board proposes a re-election of Mr Michael Pram Rasmussen, Mr Nils Smedegaard Andersen, Ms Leise Mærsk Mc-Kinney Møller, Mr Svend-Aage Nielsen, and Mr Jan Tøpholm as well as election of Mr Niels Jacobsen as new member of the Board.

f) Appointment of auditors.

The Board proposes a re-election of state authorised public accountant Jesper Ridder Olsen, KPMG C. Jespersen Statsautoriseret Revisionsinteressentskab and state authorised public accountant Gert Fisker Tomczyk, Grant Thornton Statsautoriseret Revisionsaktieselskab.

g) Proposals, if any, submitted by the Board of Directors or by shareholders to be deliberated.

1) The Board proposes that in the period until the next Annual General Meeting, the Board is authorised to allow the Company to acquire own shares of a nominal value up to 10% of the Company's share capital, according to the Danish Companies Act, art. 48. The purchase price must not deviate by more than 10% from the price quoted on the Copenhagen Stock Exchange on the date of the purchase.

2) The Board proposes a general update of the Company's Articles of Association:

(Article 1 no amendments)

Article 2 will be amended and have the following wording:

"The Company's share capital is DKK 4,395,600,000 of which DKK 2,197,800,000 is in A shares and DKK 2,197,800,000 is in B shares.

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Each share class is divided into shares of DKK 1,000 and DKK 500.

The share capital has been paid up in full.
The shares shall be issued to bearer, but they may be registered to the holder in the Company's register of shareholders.

The shares are issued through the VP Securities Services. Any rights concerning the shares shall be reported to the VP Securities Services in accordance with the applicable rules.

Payment of dividend is made by transfer to the accounts indicated by the shareholders in accordance with the rules applicable to the VP Securities Services."

Article 3 will be amended and have the following wording:

"The Company's Board of Directors shall consist of minimum four and maximum 13 members elected by the General Meeting and shall be appointed for a term of two years at a time. All directors shall be holders of A shares. The Board of Directors shall elect its own chairman and two vice-chairmen. Directors may be re-elected."

Article 4 will be amended and have the following wording:

"The Company's day-to-day management shall be the responsibility of a Management which can be a single proprietorship, a competent partnership or three to eight members. The Board of Directors employs and dismisses the Management."

Article 5 will be amended and have the following wording:

"The Company shall be bound by the joint signatures of the chairman and a vice-chairman, by the joint signatures of one of the former and a member of the Management or by the joint signatures of two members of the Management. For as long as the Firm of A.P. Møller constitutes the Company's Management, the Company may also be bound by the signature of the Firm of A.P. Møller. The Board of Directors may grant power of procuration."

Article 6 will be amended and have the following wording:

"The Board of Directors shall meet as often as it is deemed necessary. At board meetings, the Management shall keep the Board of Directors informed about the Company's operation and other affairs. Minutes of the proceedings at board meetings shall be entered in a minute book which is confidential and reserved for the board members only. All decisions shall be made by simple majority. In case of equality of votes, the chairman of the Board of Directors shall have the casting vote. The Board of Directors shall lay down its own rules of procedure."

Article 7 will be deleted.

Present Article 8 will become new Article 7 and have the following wording:

"The Company's annual report shall be audited by two state authorised public accountants appointed by the General Meeting for a term to expire

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at the following annual general meeting. The auditors may be re-elected."

Present Article 9 will become new Article 8 and have the following wording:

"Within the limits laid down by law and these Articles of Association, the General Meeting shall be the highest authority of the Company's affairs."

Present Article 10 will become new Article 9 and have the following wording:

"General meetings, which shall be held at the Company's registered office or at another location in Greater Copenhagen, or in Svendborg, or in Århus, shall be convened by the Board of Directors. The annual general meeting shall be held each year before the end of April and shall be convened by minimum eight days and maximum four weeks. The notice convening the meeting shall be made in the computer information system of the Danish Commerce and Companies Agency and in one or more Danish daily newspapers, including one nationwide daily newspaper. The notice shall include the agenda of the meeting and state the most important aspects of any proposals amending the Articles of Association.

Extraordinary general meetings, which are convened at the same notice and in the same way as mentioned above, shall be held upon a resolution passed by the Board of Directors. The Board of Directors shall be obliged to convene an extraordinary general meeting at the request of the Management or one of the Company's auditors or upon a written request to that effect signed by shareholders representing minimum one-tenth of the total share capital, listing the issues to be dealt with at the general meeting as well as the wording of requested proposals. The general meeting shall be convened within 14 days of receipt of such request.

At a general meeting, a resolution shall be passed only on proposals included in the agenda set out in the notice convening the meeting.

No later than eight days before any general meeting, the agenda and the complete proposals, and for the annual general meeting also the audited annual report shall be available at the Company's office for the inspection of the shareholders, and shall at the same time be submitted to any registered shareholder who has made a request to this effect."

Present Article 11 will become new Article 10 and have the following wording:

"Any shareholder shall be entitled to attend the general meeting provided that the shareholder has requested an admittance card not later than five days before the general meeting. Any shareholder is entitled to appear by proxy and may also be accompanied by an advisor. Admittance cards are issued in a person's name. In order to receive an admittance card, shareholders who are not registered in the register of shareholders are requested to provide a deposit slip not more than five days old issued by VP Securities Services or by the accounting banker (the place of deposit) as documentation of the shareholding as well as a written declaration from the shareholder stating that after receiving the deposit slip he/she has not sold his/her

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shares nor intends to do so before the general meeting has been held.

Each A share amount of DKK 500 shall carry one vote. If the share concerned has been acquired by transfer, it is a condition that prior to the notice convening the general meeting, the shareholder has been registered in the Company's share register or that the shareholder has notified and documented his/her acquisition to the Company. The shareholder must have received an admission card in his/her name as well as a voting paper. The Board of Directors shall be entitled to request each shareholder or his/her proxy to submit satisfactory evidence that the party concerned is the holder of the share in question and has acquired it prior to the beginning of the time limit mentioned above.

Voting rights may be exercised through a dated proxy in writing issued for each general meeting. The proxy must be received at the Company's office not later than five days prior to the general meeting."

Present Article 12 will become new Article 11 and have the following wording:

"Matters dealt with at general meetings shall be decided by a simple majority of votes, provided that a special majority of votes is not required by law or according to these present Articles of Association.

For the adoption of resolutions concerning amendments to the Company's Articles of Association, increase of the share capital beyond DKK 4,395,600,000, whether by issue of A and/or B shares and/or in any other way, and any reduction of the share capital, at least two-thirds of the A share capital shall be represented by persons entitled to vote at the general meeting, and at least two-thirds of the votes shall be cast in favour of the adoption of the resolution. If a sufficient number of A share representatives entitled to vote is not represented at the general meeting, where a proposal of the mentioned kind is at issue, the Board of Directors shall convene another general meeting within a maximum of three months and with a notice of at least eight days and not more than four weeks at which the proposal shall be considered adopted regardless of the amount of the voting A share capital represented, if at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting are in favour of the proposal.

A proposal on the winding-up of the Company may be adopted by the general meeting representing at least three-fourths of the voting A-share capital if a minimum of three-fourths of the votes represented are in favour of the proposal. If a sufficient proportion is not represented, the proposal may upon the decision by the Board of Directors be presented to a second general meeting (cf. above), at which the proposal shall be considered adopted regardless of the amount of the voting A share capital represented, if at least three-fourths of the votes cast as well as of the voting share capital represented at the general meeting, however, at least half of the entire A share capital, are in favour of the proposal."

Present Article 13 will become new Article 12.

Present Article 14 will become new Article 13 and have the following wording:

"The agenda of the annual general meeting shall include:

(a) Report on the Company's activities during the past financial year.

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(b) Submission of the audited annual report for adoption.

(c) Resolution to grant discharge to directors.

(d) Resolution on appropriation of profit, including the amount of dividends, or covering of loss in accordance with the adopted annual report.

(e) Resolution on authority to acquire own shares.

(f) Any requisite election of members for the Board of Directors.

(g) Election of auditors."

Present Article 15 will become new Article 14 and have the following wording:

"Minutes of the proceedings at a general meeting shall be entered in a minute book authorised for that purpose by the Board of Directors to be signed by the chairman of the meeting and by the chairman of the Board of Directors. Within two weeks after the general meeting, the minute book or a certified transcript hereof shall be made available for the inspection of the shareholders at the Company's office for a period of eight days. The minutes shall be conclusive evidence of the business transacted at the general meeting."

Present Article 16 will become new Article 15 and have the following wording:

"The Company's financial year is the calendar year."

Present Article 17 will become new Article 16 and have the following wording:

"The Company's Annual Report shall give a fair representation of the assets and liabilities, the financial standing and the results of the Company and of the Group."

Present Article 18 will be deleted.

The amendments of the Company's Articles of Association proposed by the Board, cf. item g 2) requires that two thirds of the A share capital are represented as carrying votes at the Annual General Meeting and that two thirds of the represented A share capital vote in favour of the proposal, cf. section 12 of the articles of association.

Each A share amount of DKK 500 shall carry one vote, if the share has been registered in the Company's share register prior to the notice convening the general meeting, cf. Article 11 of the Articles of Association.

Admission cards and voting papers can be ordered by request to A.P. Møller - Mærsk A/S, Shareholder Secretariat, until Friday 27 April 2007 at 4 p.m. via e-mail to GF2007@maersk.com, by telephone +45 3363 3672 or by fax +45 3363 3673.

JFE

Please note that the Chairman's report as well as the presentation of the Annual Report will be transmitted via webcast at www.maersk.com.

Coffee and tea will be served at the Annual General Meeting.

The Company's Annual Report for 2006 as well as the agenda for the Annual General Meeting will be available at the Company's office, 50 Esplanaden, Copenhagen no later than eight days before the Annual General Meeting and be available at the Company's website, www.maersk.com.

The Board

JFE

4

April 2007

Annual General Meeting in A.P. Møller - Mærsk A/S

The Annual General Meeting for A.P. Møller - Mærsk A/S will take place Monday 30 April 2007 at 10.30 a.m. at the Bella Center (access via Hovedindgang Vest), Center Boulevard 5, 2300 Copenhagen S. Agenda and a list of elective board members is enclosed.

Admission cards can be ordered until Friday 27 April 2007 at 4 p.m. as follows:

- At A.P. Møller - Mærsk A/S' website: www.maersk.com
- By filling in and returning the enclosed form (e.g. by fax +45 3363 3673)
- Via e-mail to GF2007@maersk.com
- By telephone +45 3363 3672

If admission cards are ordered via e-mail, please state name, address, VP-account number, daytime telephone number as well as the name of any advisor/attendant.

The Annual Report for 2006 for A.P. Møller - Mærsk A/S is enclosed.

We enclose a proxy form in case you wish to authorise the Board to vote on your behalf. In that case, the proxy form must be received by A.P. Møller – Mærsk A/S no later than 27 April 2007 at 4 p.m.

Please note that the Chairman's report as well as the presentation of the Annual Report will be transmitted via webcast at www.maersk.com.

Coffee and tea will be served at the Annual General Meeting.

Yours faithfully

A.P. Møller

Encl.

JFE

Stilling [flettes]
Navn [flettes]
Adresse [flettes]
Postnr. Bynavn [flettes]

«VPKonto» [flettes]

VP account no.: [flettes]
Password internet:[flettes]

(Registration can also be made on www.maersk.com using the password above)

Request for admission card for the Annual General Meeting for A. P. MØLLER – MÆRSK A/S

30 April 2007

☐ I wish to receive an admission card

☐ I wish to bring an advisor/attendant ______________________
(Name of advisor/attendant)

Telephone (daytime): ________________

____
(Shareholder's signature and date)

Please return the entire form to A.P. Møller - Mærsk A/S, 50 Esplanaden, DK-1098 Copenhagen K, Denmark or on fax no. +45 3363 3673.
The form must be received no later than 27 April 2007 at 4 p.m.

JFE

(Proxy can also be submitted via the Company's website, www.maersk.com)

PROXY

To be used at A.P. Møller - Mærsk A/S' Annual General Meeting on Monday 30 April 2007.

The undersigned:	navn Adresse 1 Adresse 2 Adresse 3 Postnr bynavn Land	VP-account no: [flettes] Password internet: [flettes] Number of votes: [flettes] [VP-kontonr. flettes]

hereby authorises the Board of A.P. Møller - Mærsk A/S to vote as indicated below on my/our behalf according to my/our above-mentioned shareholding at the Annual General Meeting of the Company on Monday 30 April 2007. **This proxy will only be used in case voting is requested. Please return the dated and signed proxy to A.P. Møller - Mærsk A/S by fax no. +45 3363 3673 no later than 27 April 2007 at 4 p.m.**

Please tick off below boxes stating how you wish to vote at the General Meeting. To the extent that you have not given any instructions by ticking off, your proxy will be used at the Board's own discretion.

Agenda		**for**	**abstain**	**against**
a.	Reporting on the activities of the company during the past financial year.			
b.	Submission of the audited report for approval.			
c.	Discharging the Directors from their obligations.			
d.	Passing a resolution on the amount of the dividend and on the distribution of the surplus. The Board proposes payment of a dividend of DKK 550 per share of DKK 1000.			
e.	Election of nominee Directors. Re-election of Mr Michael Pram Rasmussen			
	Re-election of Mr Nils Smedegaard Andersen			
	Re-election of Ms Leise Mærsk Mc-Kinney Møller			
	Re-election of Mr Svend-Aage Nielsen			
	Re-election of Mr Jan Tøpholm			
	Election of Mr Niels Jacobsen as new member of the Board			
f.	Appointment of auditors. The Board proposes a re-election of state authorised public accountant Jesper Ridder Olsen, KPMG C. Jespersen Statsautoriseret Revisionsinteressentskab and state authorised public accountant Gert Fisker Tomczyk, Grant Thornton Statsautoriseret Revisionsaktieselskab			
g.	Proposals, if any, submitted by the Board of Directors or by shareholders to be deliberated. 1) The Board proposes that in the period until the next annual general meeting, the Board is authorised to allow the company to acquire own shares of a nominal value up to 10% of the company's share capital, according to the Danish Companies Act, art. 48. The purchase price must not deviate by more than 10% from the price quoted on the Copenhagen Stock Exchange on the date of the purchase.			

JFE

	2) The Board proposes a general update of the Company's Articles of Association (see enclosed appendix) Art. 2 (new wording)			
	Art. 3 (new wording)			
	Art. 4 (new wording)			
	Art. 5 (new wording)			
	Art. 6 (new wording)			
	Art. 7 (to be deleted)			
	Art. 8 (new Art. 7, new wording)			
	Art. 9 (new Art. 8, new wording)			
	Art. 10 (new Art. 9, new wording)			
	Art. 11 (new Art. 10, new wording)			
	Art. 12 (new Art. 11, new wording)			
	Art. 14 (new Art. 13, new wording)			
	Art. 15 (new Art. 14, new wording)			
	Art. 16 (new Art. 15, new wording)			
	Art. 17 (new Art. 16, new wording)			
	Art. 18 (to be deleted)			

Date:

Signature

JFE

A.P. MØLLER - MÆRSK A/S

Agenda for the Annual General Meeting

Monday 30 April 2007 at 10.30 a.m. at

Bella Center, Center Boulevard 5, 2300 København S

a) Reporting on the activities of the Company during the past financial year.

b) Submission of the audited report for approval.

c) Discharging the Directors from their obligations.

d) Passing a resolution on the amount of the dividend and on the distribution of the surplus.
The Board proposes payment of a dividend of DKK 550 per share of DKK 1000.

e) Election of nominee Directors.

According to the articles of association, Michael Pram Rasmussen, Nils Smedegaard Andersen, Leise Mærsk Mc-Kinney Møller, Svend-Aage Nielsen, Jess Søderberg and Jan Tøpholm stand down.

The Board proposes a re-election of Michael Pram Rasmussen, Nils Smedegaard Andersen, Leise Mærsk Mc-Kinney Møller, Svend-Aage Nielsen, Jess Søderberg and Jan Tøpholm.

f) Appointment of auditors.

The Board proposes a re-election of state authorised public accountant Jesper Ridder Olsen, KPMG C. Jespersen Statsautoriseret Revionsinteressentskab and state authorised public accountant Gert Fisker Tomczyk, Grothen & Perregaard Statsautoriseret Revisionsaktieselskab.

g) Proposals, if any, submitted by the Board of Directors or by shareholders to be deliberated.

1) The Board proposes that in the period until the next Annual General Meeting, the Board is authorised to allow the Company to acquire own shares of a nominal value up to 10% of the Company's share capital, according to the Danish Companies Act, art. 48. The purchase price must not deviate by more than 10% from the price quoted on the Copenhagen Stock Exchange on the date of the purchase.

2) The Board proposes a general update of the Company's Articles of Association (see enclosed appendix).

3) A shareholder proposes that [ ]

The amendments of the Company's Articles of Association proposed by the Board, cf. item g 2) requires that two thirds of the A share capital are represented as carrying votes at the General Meeting and that two thirds of the represented A share capital vote in favour of the proposal, cf. section 12 of the articles of association.

JFE

ARTICLES OF ASSOCIATION

for

A.P. Møller - Mærsk A/S

PRESENT TEXT	NEW TEXT
I. General Provisions	**I. General Provisions**
Article 1.	Article 1
The name of the company is A.P. Møller - Mærsk A/S.	The Company's name is A.P. Møller - Mærsk A/S.
The company will also trade under the secondary names of Aktieselskabet Dampskibsselskabet Svendborg (A.P. Møller - Mærsk A/S) and Dampskibsselskabet af 1912, Aktieselskab (A.P. Møller - Mærsk A/S).	Moreover, the Company operates under the following trade names: Aktieselskabet Dampskibsselskabet Svendborg (A.P. Møller - Mærsk A/S) and Dampskibsselskabet af 1912, Aktieselskab (A.P. Møller - Mærsk A/S).
The registered office of the company is situated in Copenhagen, Denmark.	The Company's registered office is situated in Copenhagen, Denmark.
The main objects of the company are to carry on shipping, chartering and related business, but it shall be a further object to engage in other transport business, commercial and industrial activities at home and abroad within the scope deemed appropriate by the board of directors.	The Company's main objects are to carry on shipping, chartering and related business, but it shall be a further object to engage in other transport business, commercial and industrial activities at home and abroad within the scope deemed appropriate by the Board of Directors.
Article 2.	Article 2
The share capital of the company is DKK 4,395,600,000 of which DKK 2,197,800,000 is in Class A-shares and DKK 2,197,800,000 is in Class B-shares. Each share class is divided into shares of DKK 1,000 and DKK 500.	The Company's share capital is DKK 4,395,600,000 of which DKK 2,197,800,000 is in A shares and DKK 2,197,800,000 is in B shares. Each share class is divided into shares of DKK 1,000 and DKK 500.
The share capital has been paid up in full.	The share capital has been paid up in full.
The shares shall be issued to bearer, but they may be registered to the holder in the company's register of shareholders.	The shares shall be issued to bearer, but they may be registered to the holder in the Company's register of shareholders.
To be valid against the company, any endorsement on the shares shall be registered in the books of the company. The company	The shares are issued through the VP Securities Services. Any rights concerning the shares shall be reported to the VP

shall not be responsible for the genuineness and the correctness of endorsements on or transfers of the shares.

Any dividend which remains uncollected for five years after the day of maturity may be withdrawn by the board of directors for the benefit of the company.

In the event of an increase of the A-share capital, holders of A-shares shall have rights of pre-emption to subscribe for a proportionate part of the amount with which the A-share capital is increased. In the event of an increase of the B-share capital, holders of B-shares shall have rights of pre-emption to subscribe for a proportionate part of the amount with which the B-share capital is increased.

Otherwise, no share shall confer preferential rights upon any shareholder, but a B-share shall carry no voting rights. No shareholder shall be obliged to have his shares redeemed in full or in part. There shall be no restrictions on the transferability of the shares. The shares shall be negotiable instruments.

In the event that a share certificate (coupon sheet) is considered to be destroyed or lost, a new share certificate (coupon sheet) shall be issued at the expense of the holder in place of the one cancelled if it is substantiated before the company that it has been legally cancelled.

II. Board of Directors and Audit.

Article 3.

The board of directors of the company shall consist of the managing owner - if this is the Firm of A.P. Møller, the owner of the Firm or one of the owners of the Firm according to mutual appointment - and of at least two and at the most twelve nominee directors. All directors shall be holders of A-shares. The Board of Directors appoints the Chairman and two Vice Chairmen.

The nominee directors shall be elected by the general meeting. Unless otherwise decided by

Securities Services in accordance with the applicable rules.

Payment of dividend is made by transfer to the accounts indicated by the shareholders in accordance with the rules applicable to the VP Securities Services.

In the event of an increase of the A share capital, holders of A shares shall have pre-emption rights to subscribe for a proportionate part of the amount by which the A share capital is increased. In the event of an increase of the B share capital, holders of B shares shall have pre-emption rights to subscribe for a proportionate part of the amount by which the B share capital is increased.

Otherwise, no share shall confer preferential rights upon any shareholder, but a B share shall carry no voting rights. No shareholder shall be obliged to have his/her shares redeemed in full or in part. There shall be no restrictions on the negotiability of the shares. The shares shall be negotiable instruments.

II. Board of Directors, Management and Audit

Article 3

The Company's Board of Directors shall consist of minimum four and maximum 13 members elected by the General Meeting and shall be appointed for a term of two years at a time. All directors shall be holders of A shares. The Board of Directors shall elect its own chairman and two vice-chairmen. Directors may be re-elected.

this or any subsequent general meeting the nominee directors shall retire annually - the first time by lot - half of the directors, or, in the event of an uneven number, first the majority above the half and then the minority below the half. Nominee directors may be re-elected.

Article 4.

The Firm of A.P. Møller is the Managing Owner of the company.

As long as the Firm of A.P. Møller is the managing owner, the managing owner shall be dismissed or the conditions for his appointment be changed only at a notice of 12 months by the general meeting, if shareholders representing at least three-fourths of the voting A-share capital so require.

If, for any reason whatsoever, the Firm of A.P. Møller can no longer be the managing owner of the company, the board of directors of the company shall appoint another managing owner and shall at the same time lay down the specific conditions. The appointment shall be approved at a subsequent general meeting.

Article 4

The Company's day-to-day management shall be the responsibility of a Management which can be a single proprietorship, a competent partnership or three to eight members. The Board of Directors employs and dismisses the Management.

Article 5.

The managing owner shall represent the company in all matters, he shall exercise any authority generally vested in a managing owner, and he may as such bind the company in his own name. Under this provision the managing owner shall make decisions on insurance, self-insurance and related matters; on fundamental reorganisations hereof he shall inform the board of directors at the first subsequent board meeting. In each financial year, the managing owner shall be entitled without any previous sanction by the board of directors to sell up to four vessels owned by the company, and to purchase, contract into or in any other way acquire vessels or shares of vessels, provided that the company's debts

Article 5

are not thereby increased; dispositions under this authorization shall be reported to the board of directors and entered in the record.

Moreover, the managing owner shall be entitled to acquire, sell and mortgage real property and shall therefore be entitled to bind the company at all such legal transactions. In the event that the company undertakes other business than shipping (cf. Article 1 above), the managing owner shall execute the transactions in connection with such other business.

No resolution by the general meeting shall invalidate any disposition by the managing owner established through the provisions of these present Articles of Association.

The company may in all matters be bound by the managing owner alone or by the joint signatures of the chairman of the board of directors and two members of the board of directors. The board of directors may grant power of procuration.

The Company shall be bound by the joint signatures of the chairman and a vice-chairman, by the joint signatures of one of the former and a member of the Management or by the joint signatures of two members of the Management. For as long as the Firm of A.P. Møller constitutes the Company's Management, the Company may also be bound by the signature of the Firm of A.P. Møller. The Board of Directors may grant power of procuration.

Article 6.

The nominee directors shall under the obligation of discretion with regard to business secrets be entitled to supervise the operation and business conduct of the company. Any information, books and vouchers concerning the company shall therefore be at their disposal. The board of directors shall convene as often as it is deemed necessary, preferably once every three months. The managing owner shall at board meetings keep the remaining board of directors informed of the operation and other business of the company. Minutes of the proceedings at board meetings shall be entered in a minute book which is confidential and reserved for the board members only. All decisions shall be made by simple majority. In case of equality of votes the Chairman shall have the casting vote. In other respects the

Article 6

The Board of Directors shall meet as often as it is deemed necessary. At board meetings, the Management shall keep the Board of Directors informed about the Company's operation and other affairs. Minutes of the proceedings at board meetings shall be entered in a minute book which is confidential and reserved for the board members only. All decisions shall be made by simple majority. In case of equality of votes, the chairman of the Board of Directors shall have the casting vote. The Board of Directors shall lay down its own rules of procedure.

board of directors shall lay down its own rules of procedure.

Article 7.

In consideration of his work, the managing owner may charge up to 8 per cent of the net surplus of the company after compulsory depreciations and statutory appropriations have been made; as a minimum, however, he shall receive DKK 2,000 per 1,000 GRT per annum.

Office expenses shall be refundable.

The nominee directors shall each receive a fixed fee of DKK 36,000 and remuneration for any special tasks. In years where a minimum of 7 per cent dividend is paid a further fee may be granted by the general meeting.

Article 8.

The audit of the annual report of the company shall be prepared by two auditors appointed by the general meeting for the period until the next annual general meeting, of whom at least one shall be a state authorised public accountant. The auditors, whose fees shall be fixed by the board of directors, may be re-appointed.

III. General Meetings.

Article 9.

Within the limits laid down by the articles of association, the general meeting shall be the highest authority of the affairs of the company. However, no general meeting shall pass any resolution to amend contractual agreements.

Article 10.

General meetings, which shall be held at the company's registered address or elsewhere in Greater Copenhagen or in Svendborg or in Aarhus, shall be convened by the board of directors. The annual general meeting shall be held by the end of April each year and shall be

Article 7

The Company's annual report shall be audited by two state authorised public accountants appointed by the General Meeting for a term to expire at the following annual general meeting. The auditors may be re-elected.

III. The General Meeting

Article 8

Within the limits laid down by law and these Articles of Association, the General Meeting shall be the highest authority of the Company's affairs.

Article 9

General meetings, which shall be held at the Company's registered office or at another location in Greater Copenhagen, or in Svendborg, or in Århus, shall be convened by the Board of Directors. The annual general meeting shall be held each year before the

convened at not less than eight days' and not more than four weeks' notice by announcement in the Danish Official Gazette, the "Børsen" newspaper, and the "Fyns Amts Avis" newspaper stating the agenda of the general meeting.

Extraordinary general meetings which shall be convened at the same notice and in the same way as mentioned above by announcement in the mentioned publications, shall be held upon a resolution passed by the board of directors. The board of directors shall convene an extraordinary general meeting on the request of the managing owner or on a written request to that effect signed by shareholders holding at least one-tenth of the total share capital, and indicating the matter to be dealt with at the general meeting as well as the wording of proposals to be moved. The general meeting shall be convened within fourteen days of receipt of such request as aforesaid.

At a general meeting, resolution shall be passed only on such proposals as are included in the agenda set out in the announcement convening the general meeting.

Not more than eight days prior to each general meeting, the agenda and the proposals to be put to the general meeting shall be open at the office of the company to the inspection of the shareholders, and, in case of the annual general meeting, also the audited annual report.

Such shareholders' proposals as are to be dealt with at the annual general meeting shall be submitted to the board of directors by the preceding 15th day of February at the latest. The request shall be submitted in writing and shall set out the matter to be dealt with by the general meeting and the wording of proposals to be moved.

Article 11.

end of April and shall be convened by minimum eight days and maximum four weeks. The notice convening the meeting shall be made in the computer information system of the Danish Commerce and Companies Agency and in one or more Danish daily newspapers, including one nationwide daily newspaper. The notice shall include the agenda of the meeting and state the most important aspects of any proposals amending the Articles of Association.

Extraordinary general meetings, which are convened at the same notice and in the same way as mentioned above, shall be held upon a resolution passed by the Board of Directors. The Board of Directors shall be obliged to convene an extraordinary general meeting at the request of the Management or one of the Company's auditors or upon a written request to that effect signed by shareholders representing minimum one-tenth of the total share capital, listing the issues to be dealt with at the general meeting as well as the wording of requested proposals. The general meeting shall be convened within 14 days of receipt of such request.

At a general meeting, a resolution shall be passed only on proposals included in the agenda set out in the notice convening the meeting.

No later than eight days before any general meeting, the agenda and the complete proposals, and for the annual general meeting also the audited annual report shall be available at the Company's office for the inspection of the shareholders, and shall at the same time be submitted to any registered shareholder who has made a request to this effect.

Any resolutions proposed by the shareholders must be submitted to the Board of Directors not later than on 15 February in order to be considered at the annual general meeting. The request shall be submitted in writing and shall set out the issues to be dealt with by the General Meeting along with the wording of the requested proposals.

Article 10

Each shareholder shall be entitled to attend the general meeting, if, not later than three days prior to the meeting, he has taken out an admission card in his name at the company office against the presentation of his shares or of such other documentation for his lawful share-holding as may be equivalent to this as deemed appropriate by the board of directors.

Any shareholder shall be entitled to attend the general meeting provided that the shareholder has requested an admittance card not later than five days before the general meeting. Any shareholder is entitled to appear by proxy and may also be accompanied by an advisor. Admittance cards are issued in a person's name. In order to receive an admittance card, shareholders who are not registered in the register of shareholders are requested to provide a deposit slip not more than five days old issued by VP Securities Services or by the accounting banker (the place of deposit) as documentation of the shareholding as well as a written declaration from the shareholder stating that after receiving the deposit slip he/she has not sold his/her shares nor intends to do so before the general meeting has been held.

Each A-share amount of DKK 500 shall give the right to one vote. In the event that the share concerned has been acquired by transfer, it is a condition that the shareholder in question was registered - prior to the convening of the general meeting - as its owner in the register of members of the company. In that case, the shareholder shall have an admission card in his name and have a voting paper. The board of directors shall be entitled to request each shareholder or his proxy to submit satisfactory proof that the party concerned is the actual holder of the share concerned and has acquired it prior to the beginning of the time limit mentioned above.

Each A share amount of DKK 500 shall carry one vote. If the share concerned has been acquired by transfer, it is a condition that prior to the notice convening the general meeting, the shareholder has been registered in the Company's share register or that the shareholder has notified and documented his/her acquisition to the Company. The shareholder must have received an admission card in his/her name as well as a voting paper. The Board of Directors shall be entitled to request each shareholder or his/her proxy to submit satisfactory evidence that the party concerned is the holder of the share in question and has acquired it prior to the beginning of the time limit mentioned above.

The right of vote may be exercised by proxy in writing for each general meeting. The proxy shall be filed with the office of the company at the latest at the time of collection of the admission card. Proxies issued abroad shall be witnessed by the managing owner or by two nominee directors. Guardians or committees and authorised representatives of foundations, funds, companies, or estates may - upon due establishment of their identity, and, moreover, on the conditions mentioned above - appear and vote for the A-shares belonging to such foundations, funds, companies, or estates.

Voting rights may be exercised through a dated proxy in writing issued for each general meeting. The proxy must be received at the Company's office not later than five days prior to the general meeting.

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Article 12.

Matters dealt with at general meetings shall be decided by simple majority of votes, provided that a special majority of votes is not required by law or under these present articles of association.

For the adoption of resolutions concerning amendments to the articles of association of the company, increase of the share capital beyond DKK 4,395,600,000, whether by an issue of A- and/or B-shares and/or in any other way, and any reduction of the share capital, at least two-thirds of the A-share capital shall be represented by persons entitled to vote at the general meeting, and at least two-thirds of these votes shall be cast in favour of the adoption of the resolution. If a sufficient number of A-share representatives entitled to vote is not represented at the general meeting, where a proposal of the mentioned kind is at issue, the board of directors shall convene another general meeting within a maximum of three months at a notice of at least eight days and not more than four weeks at which the proposal shall be considered adopted regardless of the amount of the voting A-share capital represented, if at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting are in favour of the proposal.

Proposals on the winding-up of the company may be adopted by the general meeting representing at least three-fourths of the voting A-share capital if a minimum of three-fourths of the votes represented are in favour of the proposal. If a sufficient proportion is not represented the proposal may upon the decision by the board of directors be presented to another general meeting (cf. above), at which the proposal shall be considered adopted regardless of the amount of the voting A-share capital represented, if at least three-fourths of the votes cast as well as of the voting share capital represented at the general meeting, however, at least half of the entire A-share capital, are in favour of the proposal.

Article 13.

Article 11

Matters dealt with at general meetings shall be decided by a simple majority of votes, provided that a special majority of votes is not required by law or according to these present Articles of Association.

For the adoption of resolutions concerning amendments to the Company's Articles of Association, increase of the share capital beyond DKK 4,395,600,000, whether by issue of A and/or B shares and/or in any other way, and any reduction of the share capital, at least two-thirds of the A share capital shall be represented by persons entitled to vote at the general meeting, and at least two-thirds of the votes shall be cast in favour of the adoption of the resolution. If a sufficient number of A share representatives entitled to vote is not represented at the general meeting, where a proposal of the mentioned kind is at issue, the Board of Directors shall convene another general meeting within a maximum of three months and with a notice of at least eight days and not more than four weeks at which the proposal shall be considered adopted regardless of the amount of the voting A share capital represented, if at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting are in favour of the proposal.

A proposal on the winding-up of the Company may be adopted by the general meeting representing at least three-fourths of the voting A-share capital if a minimum of three-fourths of the votes represented are in favour of the proposal. If a sufficient proportion is not represented, the proposal may upon the decision by the Board of Directors be presented to a second general meeting (cf. above), at which the proposal shall be considered adopted regardless of the amount of the voting A share capital represented, if at least three-fourths of the votes cast as well as of the voting share capital represented at the general meeting, however, at least half of the entire A share capital, are in favour of the proposal.

Article 12

The proceedings at the general meeting shall be directed by a chairman appointed by the board of directors who shall be in charge of the business and shall decide all questions relating to the proceedings, the manner in which the matters before the general meeting are to be dealt with, the casting of votes, and the results hereof.

A chairman appointed by the Board of Directors shall preside over the proceedings at the general meeting and shall decide upon all questions relating to the proceedings, the manner in which the matters are to be dealt with, the casting of votes, and the results hereof.

Article 14.

The agenda of the annual general meeting shall be as follows:

a) A report to be made on the activities of the company during the past financial year.

b) The audited annual report to be submitted for adoption.

c) The directors to be discharged from their obligations.

d) A resolution to be passed on the amount of the dividend and on the distribution of the surplus.

e) Any requisite election of nominee directors to be made.

f) Auditors to be appointed.

g) Proposals, if any, submitted by the board of directors or by shareholders to be deliberated.

Article 13

The agenda of the annual general meeting shall include:

(a) Report on the Company's activities during the past financial year.

(b) Submission of the audited annual report for adoption.

(c) Resolution to grant discharge to directors.

(d) Resolution on appropriation of profit, including the amount of dividends, or covering of loss in accordance with the adopted annual report.

(e) Resolution on authority to acquire own shares.

(f) Any requisite election of members for the Board of Directors.

(g) Election of auditors.

(h) Deliberation of any proposals submitted by the Board of Directors or by shareholders.

Article 15.

Minutes of the proceedings at a general meeting shall be entered in a book authorised for that purpose by the board of directors, and such minutes as aforesaid shall be signed by the chairman of the meeting and the

Article 14

Minutes of the proceedings at a general meeting shall be entered in a minute book authorised for that purpose by the Board of Directors to be signed by the chairman of the meeting and by the chairman of the Board of

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managing owner or a nominee director. One week after the general meeting the minute book shall be placed at the company office for eight days for the inspection of shareholders. The minutes shall be conclusive evidence of the business transacted at the general meeting.

IV. Annual report, appropriations, dividend, etc.

Article 16.

The financial year shall be the calendar year. The annual report shall be made up and audited so as to be presented for the inspection of the shareholders at the company office at least eight days prior to the annual general meeting. The annual report shall include the profit and loss account and a balance sheet at the end of the operating year. Securities which are subject to stock-exchange prices shall be entered in the books at the bid-prices quoted at the end of the year.

Article 17.

Out of the booked surplus, after the prescribed allowances for depreciation and such allowances for depreciation as the board of directors deems necessary or appropriate have been made, deficits, if any, incurred in previous years shall first be covered. Out of the remainder, such appropriations to the various reserve funds of the company as the board of directors may deem appropriate shall be made. The balance of the surplus shall be distributed by the company in annual general meeting as dividend to the shareholders, for further appropriations, or for other purposes of the company, all according to the recommendation of the board of directors.

Article 18.

All means of the company and its various funds may be placed in ships or in another way as the board of directors deems appropriate.

Directors. Within two weeks after the general meeting, the minute book or a certified transcript hereof shall be made available for the inspection of the shareholders at the Company's office for a period of eight days. The minutes shall be conclusive evidence of the business transacted at the general meeting.

IV. Financial Year and Annual Report

Article 15

The Company's financial year is the calendar year.

Article 16

The Company's Annual Report shall give a fair representation of the assets and liabilities, the financial standing and the results of the Company and of the Group.

As adopted by the Company in General Meeting on 28 April 2004.

A.P. Møller – Mærsk A/S
Election of nominee Directors at the Annual General Meeting 2007



Michael Pram Rasmussen
Born 14 January 1955

Other executive functions:
Coloplast A/S (chairman); Topdanmark A/S (chairman) and one subsidiary; William Demant Holding A/S and one subsidiary; Louisiana Museum for Modern Art.

Education:
Master of Laws, 1980

Considered independent



Nils Smedegaard Andersen
Born 8 July 1958

Group CEO, Carlsberg A/S

Other executive functions:
Six subsidiaries of Carlsberg A/S; William Demant Holding A/S and one subsidiary.

Education:
MSc. (Econ), 1982

Considered independent



Leise Mærsk Mc-Kinney Møller
Born 24 September 1941

Other executive functions:
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal; Rederiet A.P. Møller A/S.

Education:
Trilingual certificate in business language
BA, Art history

Considered non-independent due to membership of the board of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal.



Svend-Aage Nielsen
Born 22 March 1940

Other executive functions:
Nielsen & Nielsen Holding A/S (chairman) and two subsidiaries; Thrige Holding A/S (chairman) and three subsidiaries; Terma A/S (chairman); Marius Pedersen/ Veolia Miljøservice Holding A/S (vice-chairman); PFA Pension, Forsikringsaktieselskab; MP Ejendomsaktieselskab, Ferritslev; FIH Erhvervsbank A/S; Entreprenør Marius Pedersens Fond; Thomas B. Thriges Fond.

Education:
Mechanical engineer, 1967

Considered independent



Jan Tøpholm
Born 25 September 1946

CEO, Widex A/S

Other executive functions:
T & W Holding A/S (chairman); Widex Holding A/S (chairman) and one subsidiary; A.M. Denmark A/S (chairman); Tøpholm Holding A/S; A-huset Invest A/S; Weibel Scientific A/S; GSA Ejendomme A/S; T-Grunden A/S.

Education:
MSc. (Engineering), 1973

Considered independent



Niels Jacobsen
Born 31 August 1957

CEO, William Demant Holding A/S

Other executive functions:
Four subsidiaries of William Demant Holding A/S; William Demant Invest A/S (chairman); Sennheiser Communications A/S (chairman); Hearing Instrument Manufacturers Software Association A/S; HIMSA II A/S; Nielsen & Nielsen Holding A/S (vice-chairman); Novo Nordisk A/S; Thomas B. Thriges Fond.

Education:
MSc. (Econ), 1983

Considered independent

JJC

5

A·P·MØLLER-MÆRSK

Adgangskort nr. 0070094

Ordinær generalforsamling i
A.P. Møller - Mærsk A/S
Mandag den 30. april 2007 kl. 10.30
Bella Center
Center Boulevard 5
2300 København S

Stemmer 22
Kapital 13.000

TEST

A·P·MØLLER-MÆRSK

30. april 2007
Stemmeseddel nr. 1

Stemmer 22
Kapital 13.000

☐ For ☐ Imod

A·P·MØLLER-MÆRSK

30. april 2007
Stemmeseddel nr. 2

Stemmer 22
Kapital 13.000

☐ For ☐ Imod

A·P·MØLLER-MÆRSK

30. april 2007
Stemmeseddel nr. 3

Stemmer 22
Kapital 13.000

☐ For ☐ Imod

A·P·MØLLER-MÆRSK

30. april 2007
Stemmeseddel nr. 4

Stemmer 22
Kapital 13.000

☐ For ☐ Imod

A·P·MØLLER-MÆRSK

30. april 2007
Stemmeseddel nr. 5

Stemmer 22
Kapital 13.000

	For	Imod
Genvalg af Michael Pram Rasmussen	☐	☐
Genvalg af Nils Smedegaard Andersen	☐	☐
Genvalg af Leise Mærsk Mc-Kinney Møller	☐	☐
Genvalg af Svend-Aage Nielsen	☐	☐
Genvalg af Jan Tøpholm	☐	☐
Nyvalg af Niels Jacobsen	☐	☐
______________	☐	☐
______________	☐	☐

A·P·MØLLER-MÆRSK

30. april 2007
Stemmeseddel nr. 6

Stemmer 22
Kapital 13.000

☐ For ☐ Imod

A·P·MØLLER-MÆRSK

30. april 2007
Stemmeseddel nr. 7

Stemmer 22
Kapital 13.000

☐ For ☐ Imod

A·P·MØLLER-MÆRSK

30. april 2007
Stemmeseddel nr. 8

Stemmer 22
Kapital 13.000

☐ For ☐ Imod

TEST

JFE

6

ANNOUNCEMENT

RECEIVED
2008 APR 23 P 2:45
OFFICE OF INTER...

A.P. Møller - Mærsk A/S - Development of the Annual General Meeting on 30 April 2007

The annual general meeting of A.P. Møller - Mærsk A/S took place on 30 April 2007 at Bella Center, Copenhagen.

Agenda:

a) Reporting on the activities of the company during the past financial year.

b) Submission of the audited report for approval.

c) Discharging the Directors from their obligations.

d) Passing a resolution on the amount of the dividend and on the distribution of the surplus.
The Board proposes payment of a dividend of DKK 550 per share of DKK 1000.

e) Election of nominee Directors.

According to the articles of association, Mr Michael Pram Rasmussen, Mr Nils Smedegaard Andersen, Ms Leise Mærsk Mc-Kinney Møller, Mr Svend-Aage Nielsen, Mr Jess Søderberg and Mr Jan Tøpholm stand down.

The Board proposes a re-election of Mr Michael Pram Rasmussen, Mr Nils Smedegaard Andersen, Ms Leise Mærsk Mc-Kinney Møller, Mr Svend-Aage Nielsen, and Mr Jan Tøpholm as well as election of Mr Niels Jacobsen as new member of the Board.

f) Appointment of auditors.

The Board proposes a re-election of state authorised public accountant Jesper Ridder Olsen, KPMG C. Jespersen Statsautoriseret Revisionsinteressentskab and state authorised public accountant Gert Fisker Tomczyk, Grant Thornton Statsautoriseret Revisionsaktieselskab.

g) Proposals, if any, submitted by the Board of Directors or by shareholders to be deliberated.

1) The Board proposes that in the period until the next Annual General Meeting, the Board is authorised to allow the Company to acquire own shares of a nominal value up to 10% of the Company's share capital, according to the Danish Companies Act, art. 48. The purchase price must not deviate by more than 10% from the price quoted on the Copenhagen Stock Exchange on the date of the purchase.

2) The Board proposes a general update of the Company's Articles of Association:

(Article 1 no amendments)

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Article 2 will be amended and have the following wording:

"The Company's share capital is DKK 4,395,600,000 of which DKK 2,197,800,000 is in A shares and DKK 2,197,800,000 is in B shares. Each share class is divided into shares of DKK 1,000 and DKK 500.

The share capital has been paid up in full.
The shares shall be issued to bearer, but they may be registered to the holder in the Company's register of shareholders.

The shares are issued through the VP Securities Services. Any rights concerning the shares shall be reported to the VP Securities Services in accordance with the applicable rules.

Payment of dividend is made by transfer to the accounts indicated by the shareholders in accordance with the rules applicable to the VP Securities Services."

Article 3 will be amended and have the following wording:

"The Company's Board of Directors shall consist of minimum four and maximum 13 members elected by the General Meeting and shall be appointed for a term of two years at a time. All directors shall be holders of A shares. The Board of Directors shall elect its own chairman and two vice-chairmen. Directors may be re-elected."

Article 4 will be amended and have the following wording:

"The Company's day-to-day management shall be the responsibility of a Management which can be a single proprietorship, a competent partnership or three to eight members. The Board of Directors employs and dismisses the Management."

Article 5 will be amended and have the following wording:

"The Company shall be bound by the joint signatures of the chairman and a vice-chairman, by the joint signatures of one of the former and a member of the Management or by the joint signatures of two members of the Management. For as long as the Firm of A.P. Møller constitutes the Company's Management, the Company may also be bound by the signature of the Firm of A.P. Møller. The Board of Directors may grant power of procuration."

Article 6 will be amended and have the following wording:

"The Board of Directors shall meet as often as it is deemed necessary. At board meetings, the Management shall keep the Board of Directors informed about the Company's operation and other affairs. Minutes of the proceedings at board meetings shall be entered in a minute book which is confidential and reserved for the board members only. All decisions shall be made by simple majority. In case of equality of votes, the chairman of the Board of Directors shall have the casting vote. The Board of Directors shall lay down its own rules of procedure."

Article 7 will be deleted.

ƆFE

Present Article 8 will become new Article 7 and have the following wording:

"The Company's annual report shall be audited by two state authorised public accountants appointed by the General Meeting for a term to expire at the following annual general meeting. The auditors may be re-elected."

Present Article 9 will become new Article 8 and have the following wording:

"Within the limits laid down by law and these Articles of Association, the General Meeting shall be the highest authority of the Company's affairs."

Present Article 10 will become new Article 9 and have the following wording:

"General meetings, which shall be held at the Company's registered office or at another location in Greater Copenhagen, or in Svendborg, or in Århus, shall be convened by the Board of Directors. The annual general meeting shall be held each year before the end of April and shall be convened by minimum eight days and maximum four weeks. The notice convening the meeting shall be made in the computer information system of the Danish Commerce and Companies Agency and in one or more Danish daily newspapers, including one nationwide daily newspaper. The notice shall include the agenda of the meeting and state the most important aspects of any proposals amending the Articles of Association.

Extraordinary general meetings, which are convened at the same notice and in the same way as mentioned above, shall be held upon a resolution passed by the Board of Directors. The Board of Directors shall be obliged to convene an extraordinary general meeting at the request of the Management or one of the Company's auditors or upon a written request to that effect signed by shareholders representing minimum one-tenth of the total share capital, listing the issues to be dealt with at the general meeting as well as the wording of requested proposals. The general meeting shall be convened within 14 days of receipt of such request.

At a general meeting, a resolution shall be passed only on proposals included in the agenda set out in the notice convening the meeting.

No later than eight days before any general meeting, the agenda and the complete proposals, and for the annual general meeting also the audited annual report shall be available at the Company's office for the inspection of the shareholders, and shall at the same time be submitted to any registered shareholder who has made a request to this effect."

Present Article 11 will become new Article 10 and have the following wording:

"Any shareholder shall be entitled to attend the general meeting provided that the shareholder has requested an admittance card not later than five days before the general meeting. Any shareholder is

JFE

entitled to appear by proxy and may also be accompanied by an advisor. Admittance cards are issued in a person's name. In order to receive an admittance card, shareholders who are not registered in the register of shareholders are requested to provide a deposit slip not more than five days old issued by VP Securities Services or by the accounting banker (the place of deposit) as documentation of the shareholding as well as a written declaration from the shareholder stating that after receiving the deposit slip he/she has not sold his/her shares nor intends to do so before the general meeting has been held.

Each A share amount of DKK 500 shall carry one vote. If the share concerned has been acquired by transfer, it is a condition that prior to the notice convening the general meeting, the shareholder has been registered in the Company's share register or that the shareholder has notified and documented his/her acquisition to the Company. The shareholder must have received an admission card in his/her name as well as a voting paper. The Board of Directors shall be entitled to request each shareholder or his/her proxy to submit satisfactory evidence that the party concerned is the holder of the share in question and has acquired it prior to the beginning of the time limit mentioned above.

Voting rights may be exercised through a dated proxy in writing issued for each general meeting. The proxy must be received at the Company's office not later than five days prior to the general meeting."

Present Article 12 will become new Article 11 and have the following wording:

"Matters dealt with at general meetings shall be decided by a simple majority of votes, provided that a special majority of votes is not required by law or according to these present Articles of Association.

For the adoption of resolutions concerning amendments to the Company's Articles of Association, increase of the share capital beyond DKK 4,395,600,000, whether by issue of A and/or B shares and/or in any other way, and any reduction of the share capital, at least two-thirds of the A share capital shall be represented by persons entitled to vote at the general meeting, and at least two-thirds of the votes shall be cast in favour of the adoption of the resolution. If a sufficient number of A share representatives entitled to vote is not represented at the general meeting, where a proposal of the mentioned kind is at issue, the Board of Directors shall convene another general meeting within a maximum of three months and with a notice of at least eight days and not more than four weeks at which the proposal shall be considered adopted regardless of the amount of the voting A share capital represented, if at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting are in favour of the proposal.

A proposal on the winding-up of the Company may be adopted by the general meeting representing at least three-fourths of the voting A-share capital if a minimum of three-fourths of the votes represented are in favour of the proposal. If a sufficient proportion is not represented, the proposal may upon the decision by the Board of Directors be presented to a second general meeting (cf. above), at which the proposal shall be considered adopted regardless of the amount of the voting A share capital represented, if at least three-fourths of the votes cast as well as of the voting share capital represented at the general meeting, however, at least

JFF

half of the entire A share capital, are in favour of the proposal."

Present Article 13 will become new Article 12.

Present Article 14 will become new Article 13 and have the following wording:

"The agenda of the annual general meeting shall include:

(a) Report on the Company's activities during the past financial year.

(b) Submission of the audited annual report for adoption.

(c) Resolution to grant discharge to directors.

(d) Resolution on appropriation of profit, including the amount of dividends, or covering of loss in accordance with the adopted annual report.

(e) Resolution on authority to acquire own shares.

(f) Any requisite election of members for the Board of Directors.

(g) Election of auditors."

Present Article 15 will become new Article 14 and have the following wording:

"Minutes of the proceedings at a general meeting shall be entered in a minute book authorised for that purpose by the Board of Directors to be signed by the chairman of the meeting and by the chairman of the Board of Directors. Within two weeks after the general meeting, the minute book or a certified transcript hereof shall be made available for the inspection of the shareholders at the Company's office for a period of eight days. The minutes shall be conclusive evidence of the business transacted at the general meeting."

Present Article 16 will become new Article 15 and have the following wording:

"The Company's financial year is the calendar year."

Present Article 17 will become new Article 16 and have the following wording:

"The Company's Annual Report shall give a fair representation of the assets and liabilities, the financial standing and the results of the Company and of the Group."

Present Article 18 will be deleted.

JFF

The Board of Directors had appointed Mr. Henrik Christrup, Lawyer, as Chairman of the meeting.

Re a) The Chairman of the Board of Directors elaborated on the written report.

Re b) The audited report was submitted and approved.

Re c) The General Meeting discharged the Directors from their obligations.

Re d) The Board's proposal for distribution of the net surplus of DKK 9,236 million with DKK 2,418 million dividend to the shareholders, equivalent to DKK 550 per share, and DKK 6,818 million as retained earnings was approved.

Re e) Nominee Directors Mr Michael Pram Rasmussen, Mr Nils Smedegaard Andersen, Ms Leise Mærsk Mc-Kinney Møller, Mr Svend-Aage Nielsen, and Mr Jan Tøpholm resigned. All Directors were re-elected. Furthermore, Mr. Jess Søderberg resigned as nominee Director and Mr. Niels Jacobsen was elected as new member of the Board.

Re f) Mr. Jesper Ridder Olsen, State-Authorised Public Accountant, KPMG C. Jespersen Statsautoriseret Revisionsinteressentskab and Mr. Gert Fisker Tomczyk, State-Authorised Public Accountant, Grant Thornton Statsautoriseret Revisionsaktieselskab were re-appointed as Auditors of the company.

Re g) 1) The General Meeting authorised the Board to allow the company to acquire own shares as proposed by the Board.
2) The Board's proposal for a general update of the Company's articles of association was approved.

Meeting adjourned.

Contact person: Executive Vice President Lars-Erik Brenøe,
tel. no. +45 33 63 36 07.

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7

ARTICLES OF ASSOCIATION

for

A.P. MØLLER - MÆRSK A/S

I. General Provisions

Article 1

The Company's name is A.P. Møller - Mærsk A/S.

Moreover, the Company operates under the following trade names: Aktieselskabet Dampskibsselskabet Svendborg (A.P. Møller - Mærsk A/S) and Dampskibsselskabet af 1912, Aktieselskab (A.P. Møller - Mærsk A/S).

The Company's registered office is situated in Copenhagen, Denmark.

The Company's main objects are to carry on shipping, chartering and related business, but it shall be a further object to engage in other transport business, commercial and industrial activities at home and abroad within the scope deemed appropriate by the Board of Directors.

Article 2

The Company's share capital is DKK 4,395,600,000 of which DKK 2,197,800,000 is in A shares and DKK 2,197,800,000 is in B shares. Each share class is divided into shares of DKK 1,000 and DKK 500.

The share capital has been paid up in full.
The shares shall be issued to bearer, but they may be registered to the holder in the Company's register of shareholders.

The shares are issued through the VP Securities Services. Any rights concerning the shares shall be reported to the VP Securities Services in accordance with the applicable rules.

Payment of dividend is made by transfer to the accounts indicated by the shareholders in accordance with the rules applicable to the VP Securities Services.

In the event of an increase of the A share capital, holders of A shares shall have pre-emption rights to subscribe for a proportionate part of the amount by which the A share capital is increased. In the event of an increase of the B share capital, holders of B shares shall have pre-emption rights to subscribe for a proportionate part of the amount by which the B share capital is increased.

Otherwise, no share shall confer preferential rights upon any shareholder, but a B share shall carry no voting rights. No shareholder shall be obliged to have his/her shares redeemed in full or in part. There shall be no restrictions on the negotiability of the shares. The shares shall be negotiable instruments.

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II. Board of Directors, Management and Audit

Article 3

The Company's Board of Directors shall consist of minimum four and maximum 13 members elected by the General Meeting and shall be appointed for a term of two years at a time. All directors shall be holders of A shares. The Board of Directors shall elect its own chairman and two vice-chairmen. Directors may be re-elected.

Article 4

The Company's day-to-day management shall be the responsibility of a Management which can be a single proprietorship, a competent partnership or three to eight members. The Board of Directors employs and dismisses the Management.

Article 5

The Company shall be bound by the joint signatures of the chairman and a vice-chairman, by the joint signatures of one of the former and a member of the Management or by the joint signatures of two members of the Management. For as long as the Firm of A.P. Møller constitutes the Company's Management, the Company may also be bound by the signature of the Firm of A.P. Møller. The Board of Directors may grant power of procuration.

Article 6

The Board of Directors shall meet as often as it is deemed necessary. At board meetings, the Management shall keep the Board of Directors informed about the Company's operation and other affairs. Minutes of the proceedings at board meetings shall be entered in a minute book which is confidential and reserved for the board members only. All decisions shall be made by simple majority. In case of equality of votes, the chairman of the Board of Directors shall have the casting vote. The Board of Directors shall lay down its own rules of procedure.

Article 7

The Company's annual report shall be audited by two state authorised public accountants appointed by the General Meeting for a term to expire at the following annual general meeting. The auditors may be re-elected.

III. The General Meeting

Article 8

Within the limits laid down by law and these Articles of Association, the General Meeting shall be the highest authority of the Company's affairs.

Article 9

General meetings, which shall be held at the Company's registered office or at another location in Greater Copenhagen, or in Svendborg, or in Århus, shall be

convened by the Board of Directors. The annual general meeting shall be held each year before the end of April and shall be convened by minimum eight days and maximum four weeks. The notice convening the meeting shall be made in the computer information system of the Danish Commerce and Companies Agency and in one or more Danish daily newspapers, including one nationwide daily newspaper. The notice shall include the agenda of the meeting and state the most important aspects of any proposals amending the Articles of Association.

Extraordinary general meetings, which are convened at the same notice and in the same way as mentioned above, shall be held upon a resolution passed by the Board of Directors. The Board of Directors shall be obliged to convene an extraordinary general meeting at the request of the Management or one of the Company's auditors or upon a written request to that effect signed by shareholders representing minimum one-tenth of the total share capital, listing the issues to be dealt with at the general meeting as well as the wording of requested proposals. The general meeting shall be convened within 14 days of receipt of such request.

At a general meeting, a resolution shall be passed only on proposals included in the agenda set out in the notice convening the meeting.

No later than eight days before any general meeting, the agenda and the complete proposals, and for the annual general meeting also the audited annual report shall be available at the Company's office for the inspection of the shareholders, and shall at the same time be submitted to any registered shareholder who has made a request to this effect.

Any resolutions proposed by the shareholders must be submitted to the Board of Directors not later than on 15 February in order to be considered at the annual general meeting. The request shall be submitted in writing and shall set out the issues to be dealt with by the General Meeting along with the wording of the requested proposals.

Article 10

Any shareholder shall be entitled to attend the general meeting provided that the shareholder has requested an admittance card not later than five days before the general meeting. Any shareholder is entitled to appear by proxy and may also be accompanied by an advisor. Admittance cards are issued in a person's name. In order to receive an admittance card, shareholders who are not registered in the register of shareholders are requested to provide a deposit slip not more than five days old issued by VP Securities Services or by the accounting banker (the place of deposit) as documentation of the shareholding as well as a written declaration from the shareholder stating that after receiving the deposit slip he/she has not sold his/her shares nor intends to do so before the general meeting has been held.

Each A share amount of DKK 500 shall carry one vote. If the share concerned has been acquired by transfer, it is a condition that prior to the notice convening the general meeting, the shareholder has been registered in the Company's share register or that the shareholder has notified and documented his/her acquisition to the Company. The shareholder must have received an admission card in his/her name as well as a voting paper. The Board of Directors shall be entitled to request each shareholder or his/her proxy to submit satisfactory evidence that the party concerned is the holder of the share in question and has acquired it prior to the beginning of the time limit mentioned above.

Voting rights may be exercised through a dated proxy in writing issued for each general meeting. The proxy must be received at the Company's office not later than five days prior to the general meeting.

Article 11

Matters dealt with at general meetings shall be decided by a simple majority of votes, provided that a special majority of votes is not required by law or according to these present Articles of Association.

For the adoption of resolutions concerning amendments to the Company's Articles of Association, increase of the share capital beyond DKK 4,395,600,000, whether by issue of A and/or B shares and/or in any other way, and any reduction of the share capital, at least two-thirds of the A share capital shall be represented by persons entitled to vote at the general meeting, and at least two-thirds of the votes shall be cast in favour of the adoption of the resolution. If a sufficient number of A share representatives entitled to vote is not represented at the general meeting, where a proposal of the mentioned kind is at issue, the Board of Directors shall convene another general meeting within a maximum of three months and with a notice of at least eight days and not more than four weeks at which the proposal shall be considered adopted regardless of the amount of the voting A share capital represented, if at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting are in favour of the proposal.

A proposal on the winding-up of the Company may be adopted by the general meeting representing at least three-fourths of the voting A-share capital if a minimum of three-fourths of the votes represented are in favour of the proposal. If a sufficient proportion is not represented, the proposal may upon the decision by the Board of Directors be presented to a second general meeting (cf. above), at which the proposal shall be considered adopted regardless of the amount of the voting A share capital represented, if at least three-fourths of the votes cast as well as of the voting share capital represented at the general meeting, however, at least half of the entire A share capital, are in favour of the proposal.

Article 12

A chairman appointed by the Board of Directors shall preside over the proceedings at the general meeting and shall decide upon all questions relating to the proceedings, the manner in which the matters are to be dealt with, the casting of votes, and the results hereof.

Article 13

The agenda of the annual general meeting shall include:

(a) Report on the Company's activities during the past financial year.

(b) Submission of the audited annual report for adoption.

(c) Resolution to grant discharge to directors.

(d) Resolution on appropriation of profit, including the amount of dividends, or covering of loss in accordance with the adopted annual report.

 JFE

(e) Resolution on authority to acquire own shares.

(f) Any requisite election of members for the Board of Directors.

(g) Election of auditors.

(h) Deliberation of any proposals submitted by the Board of Directors or by shareholders.

Article 14

Minutes of the proceedings at a general meeting shall be entered in a minute book authorised for that purpose by the Board of Directors to be signed by the chairman of the meeting and by the chairman of the Board of Directors. Within two weeks after the general meeting, the minute book or a certified transcript hereof shall be made available for the inspection of the shareholders at the Company's office for a period of eight days. The minutes shall be conclusive evidence of the business transacted at the general meeting.

IV. Financial Year and Annual Report

Article 15

The Company's financial year is the calendar year.

Article 16

The Company's Annual Report shall give a fair representation of the assets and liabilities, the financial standing and the results of the Company and of the Group.

.....

As adopted by the Company at the General Meeting on 30th April 2007.

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8

A.P. Møller - Mærsk A/S

Interim report 2007

CONTENTS

Forward-looking statements
The Interim Report contains forward-looking statements. Such statements are subject to risks and uncertainties as various factors, many of which are beyond A.P. Møller - Mærsk A/S' control, may cause actual development and result to differ materially from the expectations contained in the Interim Report.

The Interim Report has been translated from Danish. The Danish text shall govern for all purposes and prevail in case of any discrepancy with the English version.

THE A.P. MOLLER - MAERSK GROUP

Highlights (comparative figures for the first half year 2006 in parenthesis)

The half year

	DKK million			USD million		
	2007	2006	Change	2007	2006	Change
Revenue	131,158	123,445	+6%	23,394	20,318	+15%
Profit before depreciation, amortisation, etc.	26,946	25,835	+4%	4,806	4,253	+13%
Profit before tax	18,925	17,500	+8%	3,375	2,881	+17%
Net profit	8,749	7,111	+23%	1,561	1,170	+33%
Cash flow from operating activities	17,407	13,719	+27%	3,102	2,257	+37%
Cash flow used for investing activities	-24,389	-15,037	+62%	-4,352	-2,475	+76%

Result, before depreciation, amortisation etc. and gains on sale, increased in USD by 13% compared to the first half year 2006. The net result for the half year was better than expected due to the considerable gains on sale of ships and rigs. For the A.P. Moller - Maersk Group the result for the full year is now expected to be in the order of 20% above the 2006 result, which was USD 2.7 billion.

- *The container activities showed considerable progress in result compared to the first half year 2006 as was expected, however, the total net result was negative by USD 168 million. The number of transported containers in Maersk Line increased by 3%, which was lower than the general market growth as a consequence of the focus on earnings rather than market share.*
- *As expected, the result for the oil and gas activities was significantly below that of the first half year 2006 affected by on average lower oil prices, higher exploration costs, generally higher production costs, additional taxes in Algeria and not least by increased depreciation due to start of production at a field in Great Britain and further investments in Qatar.*
- *Result for tankers, offshore and other shipping activities was considerably above that of the first half year 2006, primarily due to gains on sale of ships and rigs.*
- *The total depreciation, amortisation, etc. increased by 38% to USD 2,140 million (USD 1,549 million)/DKK 11,996 million (DKK 9,412 million).*
- *Total gains on sale of ships and rigs, etc. increased to USD 650 million (USD 166 million)/DKK 3,642 million (DKK 1,006 million).*
- *The USD exchange rate was on average 8% below that of the first half year in 2006 with negative effect on the period's revenue (in DKK) and result.*
- *Cash flow from operating activities improved by 37% to USD 3.1 billion (USD 2.3 billion)/DKK 17.4 billion (DKK 13.7 billion), particularly due to the improvement in the container activities.*
- *The higher investment level resulted in increased financial costs.*
- *The full consolidation of the Dansk Supermarked Group as from 1 June 2006 led to a positive effect on the A.P. Moller - Maersk Group's net revenue of approx. USD 2 billion/DKK 11 billion.*

Expectations for the year 2007

Total revenue for the A.P. Moller - Maersk Group is still expected to be at the level of USD 50 billion (USD 44.5 billion).

For the full year 2007 the result for the Group for the continued operations is now expected to be in the order of 20% above the 2006 result which was USD 2.7 billion. Previously announced expectation was a result in the order of USD 3 billion.

Cash flow from operating activities is still expected to increase by approx. 50% to be in the order of USD 6 billion (USD 4.1 billion).

The expected result is still very sensitive to changes in freight rates and volumes, especially in Maersk Line, and in oil prices and exchange rates.

It is the intention to send out information on the development on 29 November 2007.

Main and Key Figures

	DKK million 1st half year 2007	DKK million 1st half year 2006*)	*USD million 1st half year 2007*	*USD million 1st half year 2006 *)*
Revenue	131,158	123,445	*23,394*	*20,318*
Profit before depreciation, amortisation, etc.	26,946	25,835	*4,806*	*4,253*
Depreciation, amortisation, etc.	11,996	9,412	*2,140*	*1,549*
Gains on sale of ships and rigs, etc.	3,642	1,006	*650*	*166*
Associates, share of result after tax	1,539	1,362	*274*	*224*
Profit before integration costs	20,131	18,791	*3,590*	*3,094*
Integration costs on acquisition	-	481	*-*	*79*
Profit before financial items	20,131	18,310	*3,590*	*3,015*
Financial items, net	-1,206	-810	*-215*	*-134*
Profit before tax	18,925	17,500	*3,375*	*2,881*
Tax	10,061	10,356	*1,793*	*1,705*
Profit for the period - continued operations	8,864	7,144	*1,582*	*1,176*
Profit for the period - discontinued operations	-115	-33	*-21*	*-6*
Profit for the period	8,749	7,111	*1,561*	*1,170*
Of which attributable to A.P. Møller - Mærsk A/S	8,321	6,990	*1,485*	*1,150*
Cash flow from operating activities	17,407	13,719	*3,102*	*2,257*
Cash flow used for non-current investing activities	-24,389	-15,037	*-4,352*	*-2,475*
Total assets at 30 June	321,251	297,732	*58,296*	*50,743*
Total assets at 1 January	313,695	284,846	*55,409*	*45,042*
Equity at 30 June	141,321	128,017	*25,645*	*21,818*
Equity at 1 January	136,711	124,083	*24,148*	*19,620*
Key Figures:				
Profit for the period per share (DKK/*USD*) **)	2,022	1,699	*361*	*279*
Cash flow from operating activities per share (DKK/*USD*)**)	4,231	3,334	*754*	*549*
Return on equity (per annum)	12.6	11.3	*12.5*	*11.3*
Equity ratio at 30 June	44.0	43.0	*44.0*	*43.0*
Share price (B share), end June (DKK/*USD*)	66,500	45,400	*12,067*	*7,738*
Total market capitalisation, end June **)	271,426	185,486	*49,254*	*31,613*

*) Restated due to presentation of the ownership share in Martinair in the figures for discontinued operations. Furthermore, for the first half year 2006 revenue figures for the container activities are reduced by USD 386 million/DKK 2,345 million due to an understatement of intercompany revenue. The restatement does not affect the result.
**) Calculated on the basis of the number of issued shares of DKK 1,000 less the Group's holding of own shares.

The consolidated interim accounts are presented in DKK. To further illustrate the development of the business, main and key figures for the A.P. Moller - Maersk Group and figures for the segments with USD as functional currency, are also presented in USD. For these segments comments are given to the USD figures.

From 1 June 2006, the Dansk Supermarked Group and F. Salling A/S are fully consolidated in the A.P. Moller - Maersk Group as opposed to, in prior periods, pro rata consolidation and treatment as an associated company, respectively. Reference is made to page 12.

The interim report has not been subject to review or audit.

Comments on the Main Figures

For the first half year 2007 the revenue was DKK 131,158 million (DKK 123,445 million) for the continued operations corresponding to USD 23,394 million (USD 20,318 million). Adjusted for the effect of full consolidation of the Dansk Supermarked Group revenue declined approx. 3% in DKK, but in USD increased by approx. 5%.

Depreciation and amortisation were DKK 11,996 million (DKK 9,412 million). The considerable increase relates primarily to the oil and gas activities where the depreciation and amortisation increased by DKK 2,364 million, mainly as a consequence of production start at a field in Great Britain and field development in Qatar.

Gains on sale of ships and rigs, etc. were DKK 3,642 million and considerably above that of the first half year 2006 (DKK 1,006 million).

Share of result after tax in associated companies includes the A.P. Moller - Maersk Group's share of result in Danske Bank with DKK 1,524 million (DKK 1,220 million).

The financial items were a net expense of DKK 1,206 million (DKK 810 million). The amount includes value adjustment of securities and exchange rate adjustments with a gain of DKK 766 million (DKK 1,100 million).

Profit before tax was DKK 18,925 million (DKK 17,500 million).

The tax charge in the first half year 2007 was DKK 10,061 million (DKK 10,356 million).

After tax and after result of discontinued operations the profit for the period was DKK 8,749 million (DKK 7,111 million). In USD the profit was 1,561 million (USD 1,170 million).

A.P. Møller - Mærsk's share hereof was DKK 8,321 million (DKK 6,990 million).

Cash flow from operating activities DKK 17,407 million – an increase of 27% compared to the first half year 2006 (DKK 13,719 million) was primarily affected by a significant improvement of operating cash flow in the container activities. In USD the increase is 37% to USD 3,102 million (USD 2,257 million).

Cash flow used for investing activities DKK -24,389 million showed a considerable increase compared to the first half year 2006 (DKK -15,037 million) affected by increased investments in the oil and gas activities, in tankers, offshore and other shipping activities, but also affected by the continued high investment level in the container and terminal activities. In USD the cash flow used for investing activities increased by USD -1,877 million to USD -4,352 million.

	DKK million 1st half year		*USD million 1st half year*	
Change in equity	2007	2006	*2007*	*2006*
Equity at 1 January	136,711	124,083	*24,148*	*19,620*
Effect of full consolidation of Dansk Supermarked, etc.	-	5,766	-	*948*
Dividend distributed (excl. own shares)	-2,263	-2,263	*-403*	*-372*
Profit for the period	8,749	7,111	*1,561*	*1,170*
Change in fair value of hedge contracts after tax	386	326	*70*	*54*
Value adjustment of other financial assets	246	129	*44*	*21*
Exchange rate adjustment on translating from functional currency to reporting currency, etc.	-2,508	-7,135	*225*	*377*
Equity at 30 June	141,321	128,017	*25,645*	*21,818*

Segment Information

The main figures for the A.P. Moller - Maersk Group are divided among the following five main segments (see pages 5-13):

Revenue	DKK million 1st half year		*USD million 1st half year*	
	2007	2006	*2007*	*2006*
Container shipping and related activities	70,467	73,010	*12,569*	*12,017*
Tankers, offshore and other shipping activities	11,064	10,730	*1,973*	*1,766*
Oil and gas activities	21,320	21,743	*3,803*	*3,579*
Retail activity *)	27,176	14,946	*4,847*	*2,460*
Other companies	5,731	4,866	*1,022*	*801*
Eliminations and unallocated items	-4,600	-1,850	*-820*	*-305*
Total continued activities	131,158	123,445	*23,394*	*20,318*
Discontinued operations, after elimination	2,264	2,882	*404*	*474*
Total	133,422	126,327	*23,798*	*20,792*

*) Approx. DKK 11 billion (USD 2.0 billion) of the increase relate to full consolidation of the Dansk Supermarked Group as from 1 June 2006.

Profit for the period	DKK million 1st half year		*USD million 1st half year*	
	2007	2006	*2007*	*2006*
Container shipping and related activities	-941	-3,690	*-168*	*-607*
Tankers, offshore and other shipping activities	4,359	2,525	*777*	*416*
Oil and gas activities	3,340	6,284	*596*	*1,034*
Retail activity	995	572	*178*	*94*
Other companies	1,176	853	*210*	*141*
Eliminations and unallocated items	-65	600	*-11*	*98*
Total continued operations	8,864	7,144	*1,582*	*1,176*
Discontinued operations, after elimination	-115	-33	*-21*	*-6*
Total	8,749	7,111	*1,561*	*1,170*

Eliminations and unallocated items comprise elimination of intra-group transactions as well as expenses and financial items not allocated to business segments. The net result includes:

	DKK million 1st half year		*USD million 1st half year*	
	2007	2006	*2007*	*2006*
Other operating income, expenses etc.	-410	-226	-73	-38
Result of oil hedging contracts	-858	-340	-153	-56
Financial items, net	870	1,093	156	*180*
Unallocated tax	333	73	59	*12*
	-65	600	-11	*98*

Result of oil hedging contracts includes general oil hedging contracts which are marked to market. The negative value adjustment is due to the increasing oil prices in the period.

The financial items include value adjustment, dividends on securities and currency related items which are not allocated to segments.

SEGMENT INFORMATION, THE A.P. MOLLER - MAERSK GROUP

Container shipping and related activities

	DKK million 1st half year		*USD million 1st half year*	
	2007	2006	*2007*	*2006*
Revenue	70,467	73,010 *)	*12,569*	*12,017* *)
Profit before depreciation, amortisation, etc.	5,471	3,220	*976*	*530*
Depreciation, amortisation, etc.	4,738	4,778	*845*	*786*
Gains on sale of ships, etc.	427	419	*76*	*69*
Associates, share of result after tax	7	27	*1*	*4*
Profit/loss before integration costs	1,167	-1,112	*208*	*-183*
Integration costs on acquisition	-	481	-	*79*
Profit/loss before financial items	1,167	-1,593	*208*	*-262*
Financial items, net	-1,396	-1,387	*-249*	*-228*
Profit/loss before tax	-229	-2,980	*-41*	*-490*
Tax	712	710	*127*	*117*
Profit/loss for the period	-941	-3,690	*-168*	*-607*
The period's cash flow from operating activities	4,143	-2,681	*736*	*-441*
The period's cash flow used for investing activities	-10,550	-8,809	*-1,883*	*-1,450*
Total assets	156,896	171,159	*28,471*	*29,171*

*) Revenue figures for the first half year 2006 are reduced by USD 386 million/DKK 2,345 million due to an understatement of intercompany revenue. The restatement does not affect the result.

The container activities showed progress in result compared to the first half year 2006 as was expected, although the net result was negative with USD 168 million.

Cash flow from operating activities was USD 736 million which is a considerable improvement compared to the first half year 2006 (negative with USD 441 million). The improvement relates mainly to the increased earnings and reduction of funds tied up in working capital.

Cash flow used for investing activities was USD -1,883 million (USD -1,450 million) of which USD 1,134 million in container vessels, approx. USD 250 million in containers and similar assets and USD 500 million in container terminals and terminal equipment.

Development in world trade
In the first half year 2007 the total growth in world trade was at the level of that in the corresponding period in 2006.

Global growth in the number of transported containers was 9% compared to the first half year 2006, however, with considerable regional differences. The growth was especially strong from Asia to Europe.

In the USA consumption is still stable despite stagnant house prices and increasing interest rates. However, in the first half year 2007 American companies adjusted their inventories which resulted in lack of growth in imports to the USA.

SEGMENT INFORMATION, THE A.P. MOLLER - MAERSK GROUP

Container shipping and related activities (continued)

Maersk Line
In the first half year 2007 Maersk Line transported close to 3 million FFE (40 foot equivalent container units), corresponding to an increase of 3% compared to the same period in 2006. Maersk Line has reduced capacity in loss-making markets. The focus has been to improve earnings, e.g. by moving tonnage from loss-making trades to trades with better earnings.

With 13% increase in volumes Maersk Line had growth in the most important trades from Asia to Europe, and increased the number of routes in this market. The African and the Oceania trades had also reasonable growth with 12% and 8% volume increase, respectively.

In the transpacific trades, however, Maersk Line realised a decline in volumes of 12% while the volumes on the transatlantic trades were unchanged. The financial result on the transpacific trades is unsatisfactory as the costs of containerised transport to North America and especially to the inland destinations, are not adequately compensated through freight rates. Consequently, Maersk Line has simplified and reduced the route network including the land-based activities.

The average rates for Maersk Line were both before and after compensation for higher fuel costs at the level of that in the first half year 2006. During the first half year 2007, however, the rates showed an increasing tendency, especially on the Asian-Europe trades where the rates declined in the first half year 2006.

The bunker prices were on average slightly below those in the first half year 2006, but during the first half year 2007 the bunker prices increased considerably and reached at the end of the first half year a historical high level, approx. 35% above the level at the beginning of the period.

Variable unit costs increased by approx. 2% compared with the same period in 2006. This is partly due to the increased costs of repositioning of containers as a consequence of the increasing imbalance in global trade, the declining USD exchange rate as a considerable part of the costs is in other currencies and cost pressure in ports and from inland transport where the capacity is scarce.

The total unit costs including depreciation were at the same level as those in the first half year 2006.

The service from Maersk Line to customers is still being improved and with the considerable ongoing IT investments and the standardisation of processes, Maersk Line will be well prepared for providing even better service to customers.

In the first half year 2007 Maersk Line took delivery of 15 newbuilt container vessels and sold 13 older vessels.

Safmarine transported about 295,000 FFE in the first half year 2007 equivalent to an increase of 14% compared to the same period in 2006.

On average, the rates were slightly above those of the first half year 2006 and the costs slightly below. The operational result was somewhat above that of the first half year 2006. The net result was below that of the first half year 2006 which was positively affected by gains on sale of ships.

In the first half year 2007 Safmarine took delivery of two 4,150 TEU container vessels.

Maersk Logistics had continued growth in revenue, but the positive result was below that of the first half year 2006.

Maersk Logistics' forwarding business has now been consolidated under the name of Damco. The aim is better service to small and medium-sized customers.

SEGMENT INFORMATION, THE A.P. MOLLER - MAERSK GROUP

Container shipping and related activities (continued)

APM Terminals had high activity in the first half year 2007 and an increase in volumes of 17% compared to the general market growth of 10%. The development in volumes in North America was negatively affected by Maersk Line's focus on earnings, resulting in lower volumes. However, the other terminals had growth, on average fairly above the market.

Main figures (USD million)	1st half year 2007	2006
Revenue	1,195	949
Profit before depreciation, amortisation etc. (EBITDA)	208	144
Profit for the period	51	25
Cash flow used for investing activities	-500	-466

APM Terminals realised an increase in the net revenue of 26% compared to the same period in 2006.

In the first half year 2007 APM Terminals continued expansion through new container terminal projects and continued development of existing terminals.

APM Terminals acquired the right to develop and operate the container terminal Dachan Phase 2 in Shenzhen (China). The ownership share in the Teconvi terminal in Itajai (Brazil) was further increased to 100% and the ownership share in SAGT, Colombo (Sri Lanka) was further increased to 26%. The operation of the container terminal in Tema (Ghana) was taken over, the LCMT container terminal in Laem Chabang (Thailand) started commercial operation and the container terminals in Tangier (Morocco), Xiamen (China) and Tianjin (China) handled their first vessels successfully.

The PNCT terminal in Newark (USA) and the Antwerp Gateway Terminal (Belgium) were sold without noticeable impact on the financial statements.

SEGMENT INFORMATION, THE A.P. MOLLER - MAERSK GROUP

Tankers, offshore and other shipping activities

	DKK million 1st half year 2007	DKK million 1st half year 2006	*USD million 1st half year 2007*	*USD million 1st half year 2006*
Revenue	11,064	10,730	*1,973*	*1,766*
Profit before depreciation, amortisation, etc.	3,459	3,422	*617*	*563*
Depreciation, amortisation, etc.	1,164	1,040	*208*	*171*
Gains on sale of ships and rigs, etc.	3,060	627	*546*	*104*
Associates, share of result after tax	3	8	*-*	*1*
Profit before financial items	5,358	3,017	*955*	*497*
Financial items, net	-640	-253	*-114*	*-42*
Profit before tax	4,718	2,764	*841*	*455*
Tax	359	239	*64*	*39*
Profit for the period	4,359	2,525	*777*	*416*
The period's cash flow from operating activities	2,379	2,794	*425*	*460*
The period's cash flow used for investing activities	-5,410	-2,662	*-965*	*-438*
Total assets	58,813	57,570	*10,673*	*9,812*

For the first half year 2007 total result for this segment was significantly above that of the corresponding period last year as a consequence of gains on sale of ships and rigs etc. of USD 546 million compared to USD 104 million in the first half year 2006. Profit before depreciation, amortisation, etc. increased by 10% to USD 617 million. Financial costs increased due to the considerable investments.

Cash flow from operating activities was with USD 425 million slightly below that of the first half year 2006. Cash flow used for investing activities was considerably above. Investments include Svitzer's purchase of Adsteam Marine Limited of USD 559 million, investment in tankers of USD 429 million and investment in drilling rigs of USD 525 million, and reduced by the sale of tankers and drilling rigs of USD 611 million.

Maersk Tankers operates more than 85 vessels (own and chartered) including product carriers, crude carriers, gas carriers, LNG vessels and car carriers and with additional 60 vessels on order (35 own and 25 chartered). Maersk Tankers' fleet gives it a leading position in several segments for product and gas carriers.

The rates for Maersk Tankers' product carriers were at the level of those in the same period 2006, while lower oil production in the OPEC countries and fluctuating demand resulted in rates considerably below those of last year for the crude carriers.

The rates for Maersk Tankers' smaller gas carriers developed positively and were on average above the level of those in the first half year 2006, whereas the rates for the largest gas carriers disappointed with a level considerably below that of 2006.

For the first half year 2007 the result for Maersk Tankers was above that of the same period in 2006, positively affected by higher gains on sale of ships. Before these gains the result was slightly below that in the first half year 2006.

During the first half year 2007 Maersk Tankers took delivery of five product carriers and one crude carrier. Two product carriers and one gas carrier were sold. One crude carrier was transferred to Maersk Contractors for modification to a floating production unit (FPSO).

With the delivery of a 48,000 dwt inchartered carrier, Maersk Tankers has re-entered the segment of 40-60,000 dwt product carriers in the first half year 2007. Additional vessels will be delivered in 2008 and 2009. Maersk Tankers is now active in the following segments of product carriers: small (10-20,000 dwt), handy (25-40,000 dwt), MR (40-60,000 dwt) and LR2 (100-120,000 dwt).

Tankers, offshore and other shipping activities (continued)

At the end of the first half year Maersk Tankers had 35 vessels on order – seven crude carriers, eleven product carriers, seven gas carriers, six LNG vessels and four car carriers – to be delivered during the coming four years.

Maersk Tankers' cooperation with Höegh Autoliners on joint operation of the two companies' fleet of car carriers has developed as expected and the result for the first half year 2007 was above the result for the same period in 2006.

Maersk Contractors
In the first half year 2007 the market for drilling rigs and FPSOs was still strong, especially due to the high activity level within exploration and production of oil and natural gas. All Maersk Contractors rigs, except from MAERSK EXPLORER, were employed in the first half year 2007. Most rigs have employment through the end of the year and in 2008 and at higher day rates than those in the first half year 2007. MAERSK EXPLORER achieved a contract with production start in October 2007.

Jurong Shipyard in Singapore delivered the first of two jack-up rigs, MAERSK COMPLETER, to Maersk Contractors in May 2007. In July 2007 the rig started on a one year contract for Total in Brunei.

Maersk Contractors' newbuilding programme includes additional five jack-up rigs, three semi-submersibles and one FPSO – all favourably contracted compared to present prices. The FPSO will operate on Woodside's Vincent field in Australia on contract for a minimum of seven years.

The jack-up rigs MÆRSK ENDEAVOUR, MAERSK ENHANCER and MAERSK EXERTER, which are all built in 1982, were sold to Northern Offshore Ltd. in June 2007. Maersk contractors will continue to operate the rigs until the contracts with Maersk Oil and Gas expire in 2008 and 2009, respectively.

Due to gains on sale of the three E-rigs, the result for the first half year 2007 is considerably higher than the result for the same period in 2006. Before gains on sale of rigs the result was below that of the first half year 2006, partly due to increased depreciation, higher operational costs and higher finance costs as a consequence of the considerable investments. The increase in costs is partly due to the large investment programme which also has resulted in an increase of manning offshore and onshore.

Maersk Supply Service
In the first half year 2007 the global market for offshore supply vessels was characterised by good activity with a high degree of utilisation and with higher rates than those of the same period 2006.

Maersk Supply Service contracted two large anchor handling vessels from Volkswerft in Germany in the first half year 2007. The vessels, which have double hulls, will be delivered in 2010. Furthermore, three older vessels were sold in the first half year 2007. Maersk Supply Service's fleet consists of 54 vessels with additional 18 on order for delivery in the period 2008 to 2010.

For the first half year 2007 the result was somewhat above the result for the same period in 2006 both before and after gains on sale of ships.

Svitzer with activities mainly within anchor towage, salvage and offshore support, completed the acquisition of the Australian tugboat company Adsteam Marine Limited on 15 March 2007, and the Adsteam activities are thus included in the financial statements as from this date.

The final price for the shares in Adsteam was DKK 3.1 billion. The assets taken over amounted to DKK 5.8 billion of which approx. DKK 2.4 billion goodwill and approx. 0.3 billion rights and other intangible assets. The integration is proceeding according to plan.

In the first half year 2007 the revenue was somewhat higher than that in the corresponding period 2006, primarily due to the acquisition of Adsteam. As expected, the result was lower as it includes costs related to the integration of Adsteam.

In the first half year 2007 **Norfolkline B.V.** achieved a result at the level of that of the same period last year. Relocation of the operation in the Netherlands from Scheveningen to a new terminal in Vlaardingen has been completed.

SEGMENT INFORMATION, THE A.P. MOLLER - MAERSK GROUP

Oil and gas activities

	DKK million 1st half year 2007	2006	*USD million 1st half year 2007*	*2006*
Revenue	21,320	21,743	*3,803*	*3,579*
Profit before exploration costs, etc.	18,920	19,555	*3,375*	*3,218*
Exploration costs	805	420	*144*	*69*
Profit before depreciation, amortisation etc.	18,115	19,135	*3,231*	*3,149*
Depreciation, amortisation, etc.	5,575	3,211	*995*	*528*
Gains on sale of fixed assets	48	-	*9*	-
Profit before financial items	12,588	15,924	*2,245*	*2,621*
Financial items, net	-227	-278	*-40*	*-46*
Profit before tax	12,361	15,646	*2,205*	*2,575*
Tax	9,021	9,362	*1,609*	*1,541*
Profit for the period	3,340	6,284	*596*	*1,034*
The period's cash flow from operating activities	10,294	12,292	*1,836*	*2,023*
The period's cash flow used for investing activities	-7,508	-2,869	*-1,339*	*-472*
Total assets	50,198	51,730	*9,109*	*8,817*

As expected, the net result for the oil and gas activities was with USD 596 million significantly below that of the first half year in 2006 (USD 1,034 million), negatively affected by increased exploration activities and not least higher depreciation and amortisation. The total cash flow from operating activities was with USD 1,836 million approx. USD 200 million below that of the first half year 2006, primarily as a consequence of higher tax payments.

Cash flow used for investing activities increased to USD -1,339 million, mainly due to the development of the Al Shaheen Field in Qatar and further development in Great Britain.

Revenue rose by 6% positively affected by increased production in Qatar and Great Britain, but negatively affected by a lower Danish production and, on average, slightly lower oil prices.

In the first six months of the year the average market price for the North Sea crude oil (Brent oil) was USD 63 per barrel compared to USD 66 per barrel in the first half year 2006. The prices for natural gas were on average on the level of those of the first half year 2006. The market price for Brent oil is also the marker price for the oil from Algeria. In the first six months of the year the market price for oil in Qatar (Dubai oil) was USD 57 per barrel compared to USD 58 per barrel in the first half year 2006.

Profit before exploration costs and depreciation, amortisation, etc. increased by 5% to USD 3,375 million, negatively affected by higher production costs including rates for drilling rigs.

Exploration costs increased to USD 144 million (USD 69 million), mainly related to exploration in the Mexican Golf (USA) and in the British part of the North Sea.

Depreciation and amortisation amounted to USD 995 million (USD 528 million). The increase is mainly due to higher depreciation and amortisation on the activities in Great Britain as a consequence of production start at one field and depreciation on the new field development in Qatar.

The profit for the period before tax was USD 2,205 million compared to USD 2,575 million in the first half year 2006.

Tax was with USD 1,609 million slightly above that of the same period in 2006 negatively affected by particularly higher taxation in Algeria and the tax effect of higher oil production in Qatar balanced by the effect of lower production in Denmark.

Oil and gas activities (continued)

In the Danish part of the North Sea the A.P. Moller - Maersk Group's share of DUC's oil production was at 19 million barrels below that of the first half year 2006 (21 million barrels). The share of gas sales 1.5 billion m^3 was considerably lower than that in the same period 2006 (2 billion m^3), primarily as a consequence of lower customer off take under long-term contracts.

In the first half year the development activities in the Danish part of the North Sea were considerable. Five drilling rigs have been employed – mainly for the drilling of production wells on the Halfdan, Dan, Gorm, Valdemar and Tyra Fields.

In Qatar the A.P. Moller - Maersk Group's share of production was 21 million barrels compared to 13 million barrels in the first half year 2006. The increased production share is mainly due to the significant development of the Al Shaheen Field. The drilling work is going on with six drilling rigs, and design of the new facilities is in progress. The development has also led to higher depreciation, as the depreciation in Qatar follows the higher share of production obtained in connection with the incurred investments.

In Algeria the A.P. Moller - Maersk Group's share of oil production was 5.8 million barrels in the first half year compared to 5.9 million barrels in the same period 2006. As mentioned in the Annual Report 2006 the Algerian government has introduced additional taxation of oil income with effect from 1 August 2006. The government owned oil company in Algeria now deducts this additional taxation based on the total oil price and not only on oil prices above USD 30 per barrel, as included in the Annual Report 2006. The total effect of the additional taxation, USD 175 million, including additional effect for the period 1 August to 31 December 2006, USD 50 million, is included in the tax charge for the first half year 2007. It is still maintained that the contract includes provisions about protection of the financial balance between the parties.

In Great Britain the A.P. Moller - Maersk Group's share of production was 10 million barrels of oil (8.5 million barrels in the first half year 2006). The increased oil production is mainly due to the Dumbarton Field where production started in January. The start of production at the Dumbarton Field has at the same time resulted in considerably higher depreciation and amortisation. The development of the Affleck Field is ongoing with expected production start in the beginning of 2008.

The share of oil production in Kazakhstan was 0.5 million barrels compared to 0.4 million barrels in the first half year 2006.

SEGMENT INFORMATION, THE A.P. MOLLER - MAERSK GROUP

Retail activity

	DKK million 1st half year 2007	2006	Pro forma 1st half 2006
Revenue	27,176	14,946	25,673
Profit before depreciation, amortisation, etc.	1,544	870	1,457
Depreciation, amortisation, etc.	344	200	356
Gains on sale of fixed assets	67	-	-
Associates, share of result after tax	-	106	-
Profit before financial items	1,267	776	1,101
Financial items, net	117	-18	-32
Profit before tax	1,384	758	1,069
Tax	389	186	310
Profit for the period	995	572	759
Profit for the period, excl. minority share	643	518	518
The period's cash flow from operating activities	1,268	127	730
The period's cash flow used for investing activities	-699	-484	-879
Total assets	27,173	27,818	27,818

Figures for the Dansk Supermarked Group are until 31 May 2006 included pro rata by a 50% share and with 18% under associated companies. As from 1 June 2006, the Dansk Supermarked Group and Salling A/S are fully consolidated. Figures for the first half year 2007 are thus not fully comparable with the first half year 2006. Profit for the period, excluding minority share, is not affected by the change. To illustrate the development, "pro forma" figures for the first half year 2006 are shown.

Retail activities include Dansk Supermarked A/S (Bilka, Føtex, Netto Denmark, Netto England, Netto Germany, Netto Poland and Netto Sweden) and F. Salling A/S.

As from 1 January 2007 the ownership structure has been changed, and thus A.P. Møller - Mærsk A/S owns 67.68% of Dansk Supermarked A/S and 37.72% of F. Salling A/S. These changes do not affect A.P. Møller - Mærsk A/S' share of the result.

In the first half year 2007 the Dansk Supermarked Group opened 22 new stores, of which 18 were situated outside Denmark. The total number of stores is 1,126 at the end of the first half year. At 1 January 2007, the number of stores was reduced by 21 due to the sale of the stores in the Stockholm area (Sweden).

In the first half year 2007 the Dansk Supermarked Group had growth in revenue as well as in profit. The growth in revenue relates mainly to the Danish but also to the non-Danish markets and is partly due to the increase in number of stores as well as maintaining the existing market positions through development and adjustment of the product range.

The financial items developed positively although they were negatively affected by the negative price development of the portfolio of securities due to the increased interest rate level.

Cash flow from operating activities DKK 1,268 million is considerably above that of the first half year 2006, which was negatively impacted by the timing of payments mainly regarding suppliers.

SEGMENT INFORMATION, THE A.P. MOLLER - MAERSK GROUP

Other companies – shipyards, other industrial companies, operation of aircraft, share in Danske Bank etc.

	DKK million 1st half year 2007	2006
Revenue	5,731	4,866
Profit before depreciation, amortisation, etc.	-401	-277
Depreciation, amortisation, etc.	150	190
Gains on sale of activities	40	-
Associates, share of profit after tax	1,530	1,220
Profit before financial items	1,019	753
Financial items, net	70	31
Profit before tax	1,089	784
Tax	+87	+69
Profit for the period	1,176	853
The period's cash flow from operating activities	632	615
The period's cash flow used for investing activities	55	-145
Total assets	27,150	23,578

The profit for the period was DKK 1,176 million compared to DKK 853 million in the corresponding period 2006.

Share of result in associated companies relates primarily to the A.P. Moller - Maersk Group's share of result in **Danske Bank**, which was above that of the first half in 2006.

In the first half year 2007 **Odense Steel Shipyard** delivered three 11,000 TEU container vessels to A.P. Møller - Mærsk A/S from the Lindø Shipyard and two 4,200 TEU container vessels to The Maersk Company Ltd. from Volkswerft Stralsund.

For the first half year 2007 the Yard Group realised a considerably negative operating result due to higher steel prices and a lower productivity increase compared to the pre-calculations.

In the first half year Odense Steel Shipyard disposed of four subsidiaries, including Ejendomsselskabet Lindø, Denmark, which was sold to Maersk A/S and the engineering plant Balti ES, Estonia. The gain on sale of Ejendomsselskabet Lindø is eliminated in the above figures.

On 4 July 2007, Odense Steel Shipyard A/S sold its shares in Volkswerft Stralsund GmbH with modest accounting gain.

For the first six months of 2007 the result for the **Rosti Group** was slightly negative and as expected, primarily due to loss in the PET division, Primpac.

Star Air A/S had improvement in activity and result compared to the first half year 2006.

Discontinued operations

Result in discontinued operations was a loss of DKK 115 million (DKK 33 million).

The A.P. Moller - Maersk Group wants to sell its 50% share of Martinair Holland N.V. and it is being investigated whether KLM Royal Dutch Airlines can be the sole owner by acquiring A.P. Møller - Mærsk's share. Accordingly, the ownership share is presented under discontinued operations. Comparable figures have been restated. In the first half year 2007, Martinair had a loss which was negatively affected by high fuel prices and tough price competition in addition to the seasonality.

In the first half year 2007, the activities in Maersk Aviation had a positive result which, however, was below that of the same period in 2006 due to a lower activity level after disposal of aircraft.

EXPECTATIONS, THE A.P. MOLLER - MAERSK GROUP

Expectations for the year 2007

In the second half year the rates for the container services are expected to be slightly above those in the first half year and on average for 2007 approx. 4% above the level for the full year 2006, including compensation for higher fuel expenses. For the second half year 2007 volumes are expected to be at the level of those in the same period 2006. The fuel price is assumed unchanged at the present level which is significantly above the average price in the first half year. On this basis, a minor positive result for the container activities is still expected for the full year 2007.

For the tanker activities the negative rate development for the large crude carriers has continued in the second half year. For the other tanker activities in general the rate level looks reasonable, however, below the historic high 2006. For the offshore drilling and supply activities the markets are still strong. The result for 2007 is expected to be somewhat above that of 2006 for the total segment due to higher gains on sale of ships and rigs etc. Before these gains a result slightly below that of 2006 is expected.

With present higher oil prices the result for the oil and gas activities is expected to be above the previous expectations, but still significantly below that of 2006.

The share of result for the retail activities is expected to be above that of 2006, and for the other activities, including share in Danske Bank, also a result above that of 2006.

The total revenue for the A.P. Moller - Maersk Group is still expected to be at the level of USD 50 billion (USD 44.5 billion) corresponding to DKK 275 billion (DKK 265 billion).

For the full year 2007 the result for the Group for the continued operations is now expected to be in the order of 20% above the 2006 result which was USD 2.7 billion, corresponding to an amount in the order of DKK 18 billion (DKK 16 billion). Minority shares of the result are expected to be approx. USD 0.2 billion (USD 0.1 billion) corresponding to DKK 1.0 billion (DKK 0.6 billion). For the discontinued operations a minor negative result is expected.

Previously announced expectation was a result in the order of USD 3 billion corresponding to DKK 17 billion.

Cash flow from operating activities is still expected to be in the order of USD 6 billion (USD 4.1 billion) corresponding to DKK 33 billion (DKK 24.2 billion).

The expected result is still very sensitive to changes in freight rates and volumes, especially in the container services, and in oil prices and exchange rates.

To illustrate the sensitivities for 2007 the following shows an indication for the second half year (effect on the Group's result after tax, all other factors being equal):

- 5% change in rates for the container services: USD 500 million.
- 5% change in volumes for the container services: USD 300 million.
- 10% increase in oil prices: USD -200 million including effect of value adjustment of oil price contracts. At present oil prices, a decline in price of 10% will have an approximately equal but opposite effect.

Reference is made to the Annual Report 2006 for further details on the sensitivities.

It is the intention to send out information on the development on 29 November 2007.

Contacts: Søren Thorup Sørensen, Partner and Group CFO – telephone +45 3363 3650
Per Møller, Group Senior Vice President, Accounting – telephone +45 3363 4313

DIRECTORS' STATEMENT

The interim report for the period 1 January to 30 June 2007 of the A.P. Moller - Maersk Group has been prepared in accordance with legislation, including the provisions for recognition and valuation in the International Financial Reporting Standards (IFRS) as approved by the EU, and the additional Danish disclosure requirements to the interim report for listed companies. In our opinion it gives a true and fair view of the Group's total assets and liabilities at 30 June 2007 and of the result of the Group's activities and cash flow.

Copenhagen, 29 August 2007

Managing Owner:

A.P. Møller

Board of Directors:

Michael Pram Rasmussen
Chairman

Ane Mærsk Mc-Kinney Uggla
Vice-chairman

Poul J. Svanholm
Vice-chairman

Nils Smedegaard Andersen *Niels Jacobsen* *Lars Kann-Rasmussen*

Jan Leschly *Leise Mærsk Mc-Kinney Møller* *Svend-Aage Nielsen*

Cecilie Mose Outzen *Henrik Lorensen Solmer* *Jan Tøpholm*

MAERSK

9

STOCK EXCHANGE ANNOUNCEMENT

MÆRSK

A.P. Moller – Maersk Group, Announcement regarding the 2007 result

Highlights (comparative figures for corresponding period 2006 in parenthesis)

Main figures for the period 1 January – 30 September

	DKK million		*USD million*	
(Unaudited)	2007	2006	*2007*	*2006*
Revenue	205,418	191,899	*36,970*	*32,000*
Profit before depreciation, amortisation, etc.	45,901	38,605	*8,261*	*6,438*
Gains on sales of ships and rigs, etc.	4,635	2,025	*835*	*338*
Profit before financial items and tax (EBIT)	34,531	28,170	*6,216*	*4,699*
Net profit	14,445	11,357	*2,600*	*1,894*
Cash flow from operating activities	31,966	22,824	*5,748*	*3,803*
Cash flow used for investing activities	-36,331	-19,773	*-6,539*	*-3,297*

The profit before depreciation, amortisation, etc. increased by 28% in USD compared to the same period in 2006. The net profit for the period increased by 37% compared to the same period in 2006, particularly impacted by considerable sales gains.

- The container activities showed as expected considerable progress to a positive result before financial items and tax (EBIT) amounting to USD 626 million compared to a negative result for the same period in 2006 amounting to USD 125 million.
- The net result from the oil and gas activities was as expected considerably lower, primarily as a result of increased depreciation and amortisation, higher exploration costs and increased taxes. The average oil price was at level with the same period 2006.
- Result for tankers, offshore and other shipping was considerably higher than in the same period last year due to gains on sales of ships and rigs.
- Depreciation and amortisation, etc. increased to USD 3,300 million (USD 2,349 million)
- The oil price (Brent) was USD 67 per barrel on average and 15% higher than the price at the beginning of the year. By 30 September 2007, the oil price was 38% higher than it was 1 January 2007 with a significantly negative effect for the result of the period, as a result of increased fuel costs as well as value adjustment of oil price hedge contract with USD 132 million.
- Total tax, etc. increased by USD 668 million to USD 3,133 million.
- The USD exchange rate was compared to DKK on average 8% lower than the same period 2006 with negative effect on the period's revenue and net profit in DKK.
- Cash flow from operating activities increased by 51% to USD 5.7 billion. Cash flow used for investing activities increased considerably to USD 6.5 billion.

Outlook for 2007

The outlook for the result for 2007 is unchanged compared to the latest announcement of 29 August 2007.

- Revenue at the level of USD 50 billion (USD 44.5 billion).
- Net profit from continuing operations in the order of 20% above the 2006 result, which was USD 2.7 billion. For discontinuing operations, a negative result in the order of USD 0.1 billion (USD 0.0 billion) is expected.
- Cash flow from operations is now expected to be in the order of USD 6.5 billion against previously expected USD 6.0 billion (USD 4.1 billion).

The outlook is still sensitive to changes in freight rates and volumes as well as in oil prices and exchange rates for the remaining part of the year.

With regards to cash flow from operations, the cash flow will be affected negatively by considerable tax payments in the fourth quarter. Furthermore, the actual timing of payments around year-end is subject to uncertainty.

JFE

The segments

Container shipping and related activities

In the first nine months of 2007 Maersk Line and Safmarine transported a total of approx 5.1 million FFE (40 foot equivalent container units) compared to 5.0 million FFE in the same period 2006.

For the services from Asia to Europe, the transported volumes increased by 18%, while the volumes for the transpacific services from Asia to USA were 17% below the same period 2006.

The average freight rates including compensation for bunker prices were approx. 3% higher than the same period 2006.

Fuel prices continued to increase and are at present approx. 45% higher than the average price of the first three quarters of 2007.

The result before financial items and tax (EBIT) was positive with USD 626 million compared to a negative result for the same period 2006 of USD 125 million The net profit for the period was USD 25 million compared to a loss of USD 698 million for the same period 2006.

The result for APM Terminals, which is included in the above, were on level with the same period 2006, influenced by increased funding costs and costs due to start-up of new terminals as a result of the heavy expansion. Volumes increased 16% compared to the same period 2006.

For 2007, a minor positive result for the combined container activities is still expected compared to a negative result of USD 568 million in 2006.

Tankers, offshore and other shipping activities

For **Maersk Tankers** there were generally decreasing freight rates in the third quarter, especially for the large crude oil carriers. The result for the period 1 January – 30 September 2007 before financial items and tax (EBIT) was level with the same period 2006; excluding sales gains the result was a little below.

For **Maersk Contractors,** the strong market continued with high employment and fair rates. The profit before financial items and tax (EBIT) was somewhat higher than the same period 2006 as a result of higher sales gains. Before these gains, the result was a little lower, negatively affected especially by higher depreciation and increased costs as a consequence of the considerable investment program.

The market for offshore supply vessels (**Maersk Supply Service**) continued to be strong with high employment and rates above the same period 2006. The result before financial items and tax (EBIT) was significantly higher than the same period 2006.

For the total segment a somewhat higher result than in 2006 is still expected.

Oil and gas activities

The Group's share of oil and gas production in the period 1 January – 30 September 2007 was somewhat higher than in the same period 2006, positively affected by a higher production in UK, a significantly larger share of the production in Qatar and negatively affected by lower production in Denmark.

The oil price continued to increase during third quarter, and the average price (Brent) for the period 1 January – 30 September 2007 was at a price of USD 67 per barrel at level with the same period 2006.

The result before financial items and tax (EBIT) was a little higher than in the same period 2006, positively affected by increased production and negatively by significantly higher depreciation and amortisation than in the same period 2006, primarily due to the start-up of production from a field in Great Britain as well as increased operational costs and exploration costs. Net result was significantly below the same period 2006, among other things because of significantly higher tax charges, etc., including the additional taxation in Algeria mentioned in the interim report.

For 2007, the net result for the Group's oil and gas activities is expected to be somewhat below 2006.

JFE

The segments

Retail activity

Dansk Supermarked Group continued its growth, primarily due to the increased number of stores compared to the same period 2006.

The net result was higher than in the same period last year, and the net result for 2007 is still expected to be higher than 2006.

Shipyards, other industrial companies, share in Danske Bank, etc.

The share of the net result in Danske Bank was higher than in the same period 2006.

Odense Steel Shipyard Group realised a significant negative result in the period, although improved compared to the same period 2006.

For the total segment, a result somewhat higher than in 2006 is expected for 2007.

Discontinuing Business

Significant price competition and increasing fuel costs have had a negative impact on the result for Martinair, where the A.P. Moller – Maersk Group owns 50%. A restructuring of products and destinations has been initiated.

For 2007, a negative result is expected regarding discontinuing businesses.

The annual report for 2007 is expected to be published on 13 March 2008.

Copenhagen, 29 November 2007

A.P. Moller - Maersk A/S

Contacts: Nils Smedegaard Andersen, Partner and Group CEO – telephone +45 3363 3600
Søren Thorup Sørensen, Partner and Group CFO – telephone +45 3363 3650
Per Møller, Group Senior Vice President – telephone +45 3363 4313

Forward-looking statements
The Announcement contains forward-looking statements. Such statements are subject to risks and uncertainties as various factors, many of which are beyond A.P. Moller Maersk A/S' control, may cause actual development and result to differ materially from the expectations contained in the Announcement.

The Announcement has been translated from Danish. The Danish text shall govern for all purposes and prevail in case of any discrepancy with the English version.

JFE

Group CEO Nils S. Andersen comments on the announcement regarding the 2007 result

Profit before depreciation, etc. for the first nine months of 2007 increased in USD by 28% compared to the same period in 2006. Unchanged from the interim report of 29 August 2007, the total net profit for 2007 is expected to be in the order of 20% above the 2006 net result of USD 2.7 billion.

Nils S. Andersen, Group CEO, says:

"Today we have published an announcement to the Copenhagen Stock Exchange covering the first nine months of 2007 and outlook for the year. In overall terms, the development is in line with the expectations stated in the interim report of 29 August this year. The announcement, for the first time, also includes financial information for the first nine months of the year.

The net result shows improvement for the Group as a whole. The container business is showing increased profitability, although the result is still far from satisfactory. The Group's net result is also affected positively by gains on sales of ships and rigs in Maersk Tankers and Maersk Contractors and improved earnings in Maersk Supply Service. Despite a higher production of oil and gas compared to 2006, the net result for the oil and gas activities is below that of the same period last year due to increased exploration activities, a higher level of depreciation, and increased taxes.

The Group's total result is improving, which gives us a good basis for a continued focus on creating progress."

Copenhagen, 29 November 2007

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	5 January 2007
Market:	Copenhagen Stock Exchange
Number:	15
Market price:	DKK 778,321.35

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, January 8, 2007

A.P. Møller - Mærsk A/S

JFE

11

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond ("Familiefonden")
Reason:	Connected Person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244508
Type:	A.P. Møller - Mærsk B
Transaction:	Acquisition
Trading date:	18 January 2007
Market:	Copenhagen Stock Exchange
Number:	10
Market price:	DKK 567,632.10

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66

Copenhagen, January 19, 2007

A.P. Møller - Mærsk A/S

 JFE

12

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	14 February 2007
Market:	Copenhagen Stock Exchange
Number:	30
Market price:	DKK 1,799,904.30

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, February 15, 2007

A.P. Møller - Mærsk A/S

13

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Michael Pram Rasmussen
Reason:	Chairman of the Board of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	28 March 2007
Market:	Copenhagen Stock Exchange
Number:	20
Market price:	DKK 1,122,000

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 28, 2007

A.P. Møller - Mærsk A/S

14

RECEIVED
2008 APR 23 P 2:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Jess Søderberg
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	29 March 2007
Market:	Copenhagen Stock Exchange
Number:	15
Market price:	DKK 853,170

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 30, 2007

A.P. Møller - Mærsk A/S

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Tommy Thomsen
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	29 March 2007
Market:	Copenhagen Stock Exchange
Number:	15
Market price:	DKK 853,170

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 30, 2007

A.P. Møller - Mærsk A/S

ØTE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Knud E. Stubkjær
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	29 March 2007
Market:	Copenhagen Stock Exchange
Number:	15
Market price:	DKK 853,170

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 30, 2007

A.P. Møller - Mærsk A/S

OFF

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Eivind Kolding
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	29 March 2007
Market:	Copenhagen Stock Exchange
Number:	7
Market price:	DKK 398,146

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 30, 2007

A.P. Møller - Mærsk A/S

3FE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Thomas Thune Andersen
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	29 March 2007
Market:	Copenhagen Stock Exchange
Number:	15
Market price:	DKK 853,170

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 30, 2007

A.P. Møller - Mærsk A/S

JFF

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Søren Thorup Sørensen
Reason:	Senior Executive, cf. Danish Securities Trading Act, section 28(a), subsection 2, no. 2
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	29 March 2007
Market:	Copenhagen Stock Exchange
Number:	6
Market price:	DKK 341,268

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 30, 2007

A.P. Møller - Mærsk A/S

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Søren Skou
Reason:	Senior Executive, cf. Danish Securities Trading Act, section 28(a), subsection 2, no. 2
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	29 March 2007
Market:	Copenhagen Stock Exchange
Number:	6
Market price:	DKK 341,268

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 30, 2007

A.P. Møller - Mærsk A/S

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Claus Hemmingsen
Reason:	Senior Executive, cf. Danish Securities Trading Act, section 28(a), subsection 2, no. 2
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	29 March 2007
Market:	Copenhagen Stock Exchange
Number:	6
Market price:	DKK 341,268

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 30, 2007

A.P. Møller - Mærsk A/S

15

RECEIVED
2008 APR 23 P 2:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	30 March 2007
Market:	Copenhagen Stock Exchange
Number:	16
Market price:	DKK 895,311.04

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, April 2, 2007

A.P. Møller - Mærsk A/S

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal ("Almenfonden")
Reason:	Connected Person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	2 April 2007
Market:	Copenhagen Stock Exchange
Number:	6,060
Market price:	DKK 344,038,320

***

Contact: Lars-Erik Brenøe, tel. +45 33 63 36 07

Copenhagen, April 2, 2007

A.P. Møller - Mærsk A/S

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal ("Almenfonden")
Reason:	Connected Person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244508
Type:	A.P. Møller - Mærsk B
Transaction:	Acquisition
Trading date:	2 April 2007
Market:	Copenhagen Stock Exchange
Number:	6,060
Market price:	DKK 356,249,220

***

Contact:	Lars-Erik Brenøe, tel. +45 33 63 36 07

Copenhagen, April 2, 2007

A.P. Møller - Mærsk A/S

16

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal ("Almenfonden")
Reason:	Connected Person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	3 April 2007
Market:	Copenhagen Stock Exchange
Number:	1,655
Market price:	DKK 93,507,500

***

Contact: Lars-Erik Brenøe, tel. +45 33 63 36 07

Copenhagen, April 4, 2007

A.P. Møller - Mærsk A/S

JFF

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal ("Almenfonden")
Reason:	Connected Person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244508
Type:	A.P. Møller - Mærsk B
Transaction:	Acquisition
Trading date:	3 April 2007
Market:	Copenhagen Stock Exchange
Number:	528
Market price:	DKK 31,204,800

***

Contact: Lars-Erik Brenøe, tel. +45 33 63 36 07

Copenhagen, April 4, 2007

A.P. Møller - Mærsk A/S

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond ("Familiefonden")
Reason:	Connected Person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	3 April 2007
Market:	Copenhagen Stock Exchange
Number:	661
Market price:	DKK 37,346,500

***

Contact:	Lars-Erik Brenøe, tel. +45 33 63 36 07

Copenhagen, April 4, 2007

A.P. Møller - Mærsk A/S

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond ("Familiefonden")
Reason:	Connected Person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244508
Type:	A.P. Møller - Mærsk B
Transaction:	Acquisition
Trading date:	3 April 2007
Market:	Copenhagen Stock Exchange
Number:	211
Market price:	DKK 12,470,100

***

Contact: Lars-Erik Brenøe, tel. +45 33 63 36 07

Copenhagen, April 4, 2007

A.P. Møller - Mærsk A/S

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	3 April 2007
Market:	Copenhagen Stock Exchange
Number:	673
Market price:	DKK 38,021,819.56

***

Contact: Lars-Erik Brenøe, tel. +45 33 63 36 07.

Copenhagen, April 4, 2007

A.P. Møller - Mærsk A/S

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244508
Type:	A.P. Møller - Mærsk B
Transaction:	Acquisition
Trading date:	3 April 2007
Market:	Copenhagen Stock Exchange
Number:	211
Market price:	DKK 12,470,100

***

Contact: Lars-Erik Brenøe, tel. +45 33 63 36 07.

Copenhagen, April 4, 2007

A.P. Møller - Mærsk A/S

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	4 April 2007
Market:	Copenhagen Stock Exchange
Number:	2
Market price:	DKK 114,566.02

***

Contact: Lars-Erik Brenøe, tel. +45 33 63 36 07.

Copenhagen, April 4, 2007

A.P. Møller - Mærsk A/S

JFF

17

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	2 May 2007
Market:	Copenhagen Stock Exchange
Number:	3
Market price:	DKK 182,989.08

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, May 3, 2007

A.P. Møller - Mærsk A/S

JFE

18

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	4 September 2007
Market:	Copenhagen Stock Exchange
Number:	100
Market price:	DKK 6,948,485

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, September 5, 2007

A.P. Møller - Mærsk A/S

19

RECEIVED
2008 APR 23 P 2:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	29 October 2007
Market:	Copenhagen Stock Exchange
Number:	70
Market price:	DKK 4,886,669

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, October 30, 2007

A.P. Møller - Mærsk A/S

20

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	5 November 2007
Market:	Copenhagen Stock Exchange
Number:	60
Market price:	DKK 4,199,285

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, November 6, 2007

A.P. Møller - Mærsk A/S

JFE

RECEIVED
2009 APR 23 P 2:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Nils Smedegaard Andersen
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	29 November 2007
Market:	Copenhagen Stock Exchange
Number:	165
Market price:	DKK 9,966,000

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, November 30, 2007

A.P. Møller - Mærsk A/S

22.

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	20 December 2007
Market:	Copenhagen Stock Exchange
Number:	2
Market price:	DKK 113,420.56

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, December 21, 2007

A.P. Møller - Mærsk A/S

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond ("Familiefonden")
Reason:	Connected Person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Distribution
Trading date:	21 December 2007
Market:	Copenhagen Stock Exchange
Number:	5,000
Market price:	DKK 275,000,000

***

Contact: Lars-Erik Brenøe, tel. +45 33 63 36 07

Copenhagen, December 21, 2007

A.P. Møller - Mærsk A/S

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond ("Familiefonden")
Reason:	Connected Person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244508
Type:	A.P. Møller - Mærsk B
Transaction:	Distribution
Trading date:	21 December 2007
Market:	Copenhagen Stock Exchange
Number:	29,070
Market price:	DKK 1,613,385,000

***

Contact: Lars-Erik Brenøe, tel. +45 33 63 36 07

Copenhagen, December 21, 2007

A.P. Møller - Mærsk A/S

JFF

ANNOUNCEMENT

A.P. Møller – Mærsk A/S – Financial Calendar 2007

Please be informed that A.P. Møller - Mærsk A/S plans to publish its Annual Report for year 2006 on 28 March 2007 and to hold the Annual General Meeting on Monday 30 April 2007 at 10.30 am in Bella Center, Copenhagen.

The Company's Interim Report is planned to be published on Wednesday 29 August 2007.

Copenhagen, 24 January 2007.

Contact person: Group CFO, Søren Thorup Sørensen, tel. +45 3363 3650

JFE

24

ANNOUNCEMENT

A.P. Møller - Mærsk A/S - Change of Management

This is to inform that at the annual general meeting today in A.P. Møller - Mærsk A/S, Mr. Niels Jacobsen was elected as new member of the Board. At the same time, Mr. Jess Søderberg resigned as nominee Director.

Mr. Niels Jacobsen is CEO of William Demant Holding A/S. He also takes up the position as board member in four subsidiaries of William Demant Holding A/S, William Demant Invest A/S (chairman), Sennheiser Communications A/S (chairman), Hearing Instrument Manufacturers Software Association A/S, HIMSA II A/S, Nielsen & Nielsen Holding A/S (vice chairman), Novo Nordisk A/S and Thomas B. Thriges Foundation.

Contact person: Executive Vice President Lars-Erik Brenøe,
tel. no. +45 33 63 36 07.

Copenhagen, 30 April 2007

JFE

25

ANNOUNCEMENT

A.P. Møller – Mærsk A/S – Share capital and voting rights

According to section 17, paragraph 2 of Executive Order no. 226 of 15 March 2007 regarding issuers' disclosure requirements, it is hereby announced that A.P. Møller - Mærsk A/S' total share capital as of 1 June 2007 is DKK 4,395,600,000 of which DKK 2,197,800,000 are A shares and DKK 2,197,800,000 are B shares. Each share class is divided into shares of DKK 1,000 and DKK 500. An A share amount of DKK 500 gives one vote wherefore the Company's total number of voting rights is 4,395,600.

Copenhagen, 1 June 2007

Contact person: Group CFO, Søren Thorup Sørensen, telephone +45 3363 3650.

JFE

26

ANNOUNCEMENT

Management changes in A.P. Moller - Maersk A/S

As from 1st December 2007 Nils Smedegaard Andersen (CEO of Carlsberg A/S) will take up the position as Group CEO of A.P. Moller - Maersk A/S and withdraw from the Board of Directors of A.P. Moller - Maersk A/S.

At the same date Jess Søderberg will resign as Group CEO of A.P. Moller - Maersk A/S.

Originally Jess Søderberg was supposed to retire in 2009. With the advanced management change the Board of Directors has wished to clarify the future management relations and thus keep a constant drive in the company.

By choosing Nils Smedegaard Andersen the Board also wishes to add new yet experienced capacity, which jointly with the other members of the management, will constitute a strong team to lead on A.P. Moller - Maersk A/S and create further development and higher profitability.

Chairman of the Board Michael Pram Rasmussen says:

"Through his previous work Nils Smedegaard Andersen has gained as well as proven the skills which the Board finds necessary in an ever changing world and in addition he possesses the personal qualities matching the values of the A.P. Moller - Maersk Group.

Jess Søderberg has been employed in the group since 1970, since 1993 as Group CEO.

Michael Pram Rasmussen says:

"Jess Søderberg's achievements and carrier have been remarkable, and Jess Søderberg is well respected both in A.P. Moller - Maersk A/S and outside the Group. In the period where Jess Søderberg has been responsible for the daily management, the company has grown considerably. In close cooperation with Mærsk Mc-Kinney Møller, Jess Søderberg has been the driving force in making the A.P. Moller - Maersk Group the worldwide organisation it is today"

Furthermore a number of changes in Maersk Line have been decided. There will no longer be a dual CEO function, and the continuing CEO will be Eivind Kolding.

Knud E. Stubkjær will thus withdraw as CEO of Maersk Line. Knud E. Stubkjær has not wished to continue in alternative position within the Group and has consequently decided to leave the Group as from 1st July 2007.

In future APM Terminals will refer to the Group CEO and Tommy Thomsen's other responsibility areas are included in Maersk Line. Tommy Thomsen has not wished to continue in alternative position within the Group and has therefore decided to leave the Group as from 1st July 2007.

As from 1st July 2007 Claus V. Hemmingsen, Søren Skou and Søren Thorup Sørensen have been appointed Partners in the Firm A.P. Moller.

Partners in the Firm A.P. Moller are hereafter Mærsk Mc-Kinney Møller, Jess Søderberg (until 1st December 2007), Nils Smedegaard Andersen (after 1st December 2007), Thomas Thune Andersen, Claus V. Hemmingsen, Eivind Kolding, Søren Skou and Søren Thorup Sørensen.

The daily management team will constitute of the Executive Board consisting of Jess Søderberg (62) (until 1st December 2007), Nils Smedegaard Andersen (48) (after 1st December 2007), Thomas Thune Andersen (52), Claus V. Hemmingsen (45), Eivind Kolding (47), Søren Skou (42) and Søren Thorup Sørensen (41).

Contact: Chairman of the Board Michael Pram Rasmussen tel:+45 3363 3607
Group CEO Jess Søderberg tel: +45 3363 3612
Executive Vice President Lars-Erik Brenøe tel:+45 3363 3607

ANNOUNCEMENT

Management changes in A.P. Moller - Maersk A/S

In continuation of today's earlier announcement concerning management changes in A.P. Moller - Maersk A/S, we wish to inform the following with respect to previous employment and major board memberships of Nils Smedegaard Andersen, Claus V. Hemmingsen, Søren Skou and Søren Thorup Sørensen.

Nils Smedegaard Andersen has held various management positions within the Carlsberg Group, and has since 2001 been CEO of Carlsberg A/S / Carlsberg Breweries A/S.

Nils Smedegaard Andersen is a member of the board of directors of the following companies:

- A.P. Moller - Maersk A/S (withdraws as of 1st December 2007)
- William Demant Holding A/S / Oticon A/S

Claus V. Hemmingsen has been employed with the A.P. Moller - Maersk Group since 1981. Today Claus V. Hemmingsen is responsible for Maersk Contractors, Maersk Supply Service and Group IT. Claus V. Hemmingsen has no major board memberships outside the A.P. Moller - Maersk Group.

Søren Skou has been employed with the A.P. Moller - Maersk Group since 1983. Today Søren Skou is responsible for Maersk Tankers, Group Oil Trading, Technical Organisation, Group Health Safety & Environment and Group Security. Søren Skou has no major board memberships outside the A.P. Moller - Maersk Group.

Søren Thorup Sørensen has a background as State Authorized Public Accountant and has since July 2006 been Group CFO of the A.P. Moller - Maersk Group. Søren Thorup Sørensen has no major board memberships outside the A.P. Moller - Maersk Group.

An organisational chart is attached.

Contact: Chairman of the Board Michael Pram Rasmussen tel: +45 3363 3607
Group CEO Jess Søderberg tel: +45 3363 3612
Executive Vice President Lars-Erik Brenøe tel: +45 3363 3607

MAERSK



Group CEO
Jess Søderberg
Group HR
Group Internal Audit
Søren Thorup Sørensen
Eivind Kolding
Thomas Thune Andersen
Søren Skou
Claus Hemmingsen
Group External Relations
Group Strategy
Group Accounting
Group Finance
Group Corporate Secretariat
Group Procurement
Group Insurance
Maersk Line Safmarine
Maersk Logistics
Maersk Oil and Gas
HQ HR
Maersk Tankers
Group Oil Trading
Technical Organisation
Group HSE
Group Security
Maersk Contractors
Maersk Supply Service
Group IT
APM Terminals
Odense Steel Shipyard
Dansk Supermarked
Svitzer Norfolkline and Others

JFE

27

ANNOUNCEMENT

Date set for new Group CEO of A.P. Møller - Mærsk A/S to take up office

In continuation of announcement of 22 June 2007, we are pleased to announce that Nils Smedegaard Andersen will take up the position as Group CEO in A.P. Møller – Mærsk A/S on 5 November 2007 and withdraw from the Board of Directors of A.P. Møller – Mærsk A/S on the same date.

Jess Søderberg will retire as Group CEO of A.P. Møller - Mærsk A/S and from other managerial responsibilities within the Group on the same date.

Contact: Executive Vice President Lars-Erik Brenøe, tel: +45 3363 3607

Copenhagen, 3 September 2007

JFE

28

MAJOR SHAREHOLDER ANNOUNCEMENT

A.P. Møller – Mærsk A/S - A.P. Møller og Hustru Castine Mc-Kinney Møllers Familiefond

Today, A.P. Møller – Mærsk A/S has been informed that A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond has disposed of 5,000 A shares and 29,070 B shares of A.P. Møller – Mærsk A/S. The foundation hereby owns 297,420 A shares and 133,388.5 B shares corresponding to 9.85 % of the share capital and 13.53 % of the votes.

According to the foundation, the disposal is taking place pursuant to Consolidation Act no. 657 of 15 September 1986 regarding the transition of family settlements to property owned absolutely.

Copenhagen, 21 December 2007

Contact person: Lars-Erik Brenøe, telephone +45 3363 3607.

SFE

30

PRESS RELEASE

MAERSK

Annual Report 2007, A.P. Moller - Maersk Group

The Board of Directors of A.P. Møller - Mærsk A/S has today released the Company's Annual Report for 2007.

The Annual Report is available on our website maersk.com. The printed Annual Report is expected to be available and sent to the registered shareholders who have requested to receive such on 19 March 2008.

The Annual Report shows the following key figures:

	DKK million		*USD million*	
	2007	2006	*2007*	*2006*
Revenue	278,872	260,134	*51,218*	*43,743*
Profit before depreciation, amortisation and impairment losses, etc.	64,842	51,192	*11,909*	*8,610*
Depreciation, amortisation and impairment losses	26,213	19,357	*4,814*	*3,255*
Gains on sale of ships, rigs, etc.	6,062	4,227	*1,113*	*711*
Associated companies - share of profit after tax	3,084	2,881	*567*	*484*
Profit before integration costs	47,775	38,943	*8,775*	*6,550*
Integration costs on acquisitions	-	734	*-*	*123*
Profit before financial items	47,775	38,209	*8,775*	*6,427*
Financial items, net	-4,047	-2,219	*-743*	*-374*
Profit before tax	43,728	35,990	*8,032*	*6,053*
Tax on profit for the year	24,537	19,935	*4,507*	*3,352*
Profit for the year - continuing operations	19,191	16,055	*3,525*	*2,701*
Profit for the year - discontinued operations	-533	131	*-98*	*22*
Profit for the year	18,658	16,186	*3,427*	*2,723*
Of which attributable to A.P. Møller - Mærsk A/S	17,829	15,557	*3,275*	*2,617*
Total assets	327,519	313,695	*64,533*	*55,409*
Equity	146,715	136,711	*28,907*	*24,148*
Cash flow from operating activities	39,817	23,697	*7,313*	*3,987*
Cash flow used for capital expenditure	-49,003	-34,321	*-9,000*	*-5,771*
Financial ratios:				
Return on equity after tax	13.2%	12.4%	*12.9%*	*12.4%*
Equity ratio	44.8%	43.6%	*44.8%*	*43.6%*
Earnings per share, DKK/USD*)	4,333	3,781	*796*	*636*
Cash flow from operating activities per share, DKK/USD*)	9,677	5,759	*1,777*	*969*
Dividend per share, DKK/USD	650	550	*128*	*97*
Total market capitalisation, end of year*)	223,177	214,284	*43,973*	*37,849*

*) Adjusted for the Group's holding of own shares.

The profit for the year was USD 3,427 million corresponding to DKK 18,658 million (2006: USD 2,723 million corresponding to DKK 16,186 million), which by and large is in accordance with the expectations most recently stated in the Stock Exchange Announcement on 29 November 2007.

JFE

Compared to 2006, the profit for the year is in particular characterised by:

- Significant financial improvement for the container activities, primarily attributable to higher average freight rates, however, the result is still not satisfactory.
- Net result for tankers, offshore and other shipping activities was significantly above that of 2006, primarily due to gains on the sale of ships and rigs.
- Net result for the oil and gas activities was slightly below that of 2006, positively affected by higher production and higher oil prices and negatively affected by increased production and exploration costs, significantly increased depreciation and amortisation and higher taxes.
- In 2007 oil prices rose by 64% and on average the prices were 11% higher than those in 2006 with a positive effect for the oil and gas activities and a negative effect for the container activities. The total effect was negative also due to value adjustment of oil price hedges.

Consolidated cash flow from operating activities increased by 83% to USD 7,313 million corresponding to DKK 39,817 million (2006: USD 3,987 million corresponding to DKK 23,697 million) – positively affected by higher earnings before depreciation and amortisation especially in the container activities and in the oil and gas activities and less funds tied up in working capital.

The investment level increased from 2006 and the total cash flow used for capital expenditure was USD 9,000 million corresponding to DKK 49,003 million (2006: USD 5,771 million corresponding to DKK 34,321 million).

Outlook for 2008

Due to the unpredictability surrounding global economic development, the continuation of historically high oil prices and the ongoing reorganisation of Maersk Line, the outlook at the beginning of 2008 is subject to significant uncertainty. On the basis of the current level of oil prices and exchange rates, the Group expects to generate a profit in the order of USD 3.6-4 billion in 2008 (2007: USD 3.4 billion), equivalent to approximately DKK 18-20 billion (2007: DKK 18.7 billion) at a DKK/USD exchange rate of 5.00. This includes the expected gains from the restructuring of car carrier activities of USD 200 million and other gains from renewal of the fleet etc. Total gains on sales are assumed to be below those in 2007.

The A.P. Moller - Maersk Group is contemplating a possible sale of shares in non-strategic assets. If such sale is completed in 2008 it may improve the expected net result mentioned above in the order of USD 800 million.

Segment Information

Container shipping and related activities

	DKK million		*USD million*	
	2007	2006	*2007*	*2006*
Revenue	145,214	150,312	*26,670*	*25,275*
Profit for the year after tax	1,183	-3,375	*217*	*-568*
Cash flow from operating activities	9,722	1,626	*1,778*	*273*
Cash flow used for capital expenditure	-19,777	-15,263	*-3,632*	*-2,566*

The global growth in containers transported was about 9%.

Maersk Line reduced the capacity on the non-profitable Transpacific routes and thus realised a volume decrease on the trades from Asia to North America of 17% compared to 2006. Overall, Maersk Line grew on the other trades – consequently achieving a growth in transported volumes on the important market from Asia to Europe of 12% and a growth on the Africa trades of 15%.

In total Maersk Line and Safmarine achieved a volume increase of 2% to 6.8 million FFE. Average freight rates including surcharge for higher fuel costs increased by 5% compared to 2006.

The average unit costs – including depreciation and amortisation – are reduced by 1% in spite of an approximately 10% increase in bunker prices.

Cash flow from operating activities increased by USD 1.5 billion to USD 1.8 billion due to improved earnings and reduced funds tied up in working capital.

APM Terminals achieved a growth in volumes of 13% compared to 2006 and a growth in revenue of 22% to USD 2.5 billion. The high investment level continued and seven new container terminals came into operation in 2007. The profit for APM Terminals was USD 111 million (2006: USD 99 million).

Tankers, offshore and other shipping activities

	DKK million		*USD million*	
	2007	2006	*2007*	*2006*
Revenue	24,175	22,191	*4,440*	*3,731*
Profit for the year after tax	6,781	5,734	*1,246*	*965*
Cash flow from operating activities	5,402	5,718	*992*	*961*
Cash flow used for capital expenditure	-11,110	-6,994	*-2,040*	*-1,176*

Maersk Tankers experienced a rate level with significant fluctuations but on average slightly below that of 2006, and the profit was below that of 2006. The profit was, as in 2006, positively affected by gains on sale of ships.

Maersk Contractors achieved a profit considerably above that of 2006 due to gains on sale of three rigs. Before these gains the profit was below that of 2006. Higher day rates were more than offset by the fact that one rig (MAERSK EXPLORER) was without employment most of the year and two rigs (MAERSK GUARDIAN and MAERSK INSPIRER) spent long periods in shipyards in preparation for new contracts. In addition, the profit was affected by generally higher operational and financial costs due to the significant newbuilding programme.

2007 was a good year for Maersk Supply Service with high day rates and increased activity, and the profit was significantly higher than in 2006.

Oil and gas activities

	DKK million		*USD million*	
	2007	2006	*2007*	*2006*
Revenue	51,537	41,126	*9,465*	*6,915*
Profit for the year after tax	8,866	10,119	*1,628*	*1,702*
Cash flow from operating activities	19,918	14,570	*3,658*	*2,450*
Cash flow used for capital expenditure	-14,524	-6,690	*-2,667*	*-1,125*

The average price for the year of the indicative Brent crude oil price was USD 72 per barrel, approximately 11% above that of 2006. The Group's total share of oil and gas production was somewhat above that of 2006, as a result of the higher production in Qatar and in the British sector of the North Sea, but 8% lower production in the Danish sector of the North Sea.

The profit for the year was slightly below that of 2006, positively affected by increased production and higher oil prices and negatively affected by increased exploration and production costs, significantly increased depreciation, amortisation and impairment losses and higher taxes.

Cash flow from operating activities increased by USD 1.2 billion to USD 3.7 billion and cash flow used for capital expenditure increased by USD 1.5 billion to USD 2.7 billion.

Retail activity

	DKK million		*Pro forma*
	2007	2006	*2006*
Revenue	56,382	43,054	53,755
Profit for the year after tax	2,015	1,838	2,027
Of which attributable to A.P. Møller - Mærsk A/S	1,298	1,331	1,331
Cash flow from operating activities	3,118	2,577	3,304
Cash flow used for capital expenditure	-1,798	-1,488	-1,938

Financial information for the Dansk Supermarked Group was included proportionally with a 50% share and with 18% under associated companies until 31 May 2006. As from 1 June 2006, the Dansk Supermarked Group and F. Salling A/S are fully consolidated. Figures for 2007 are thus not fully comparable with 2006. As from 1 January 2007 the ownership structure has been changed, and thus A.P. Møller - Mærsk A/S directly owns 67.68% of Dansk Supermarked A/S and 37.72% of F. Salling A/S. These changes do not have any impact on A.P. Møller - Mærsk A/S' share of the profit.

A.P. Møller - Mærsk A/S' share of profit for the year of DKK 1.3 billion was at the level of that in 2006. Profit before financial items was 12% above that of 2006. In 2007 financial items were negative by DKK 17 million compared to a positive amount in 2006 of DKK 254 million, negatively affected by value adjustment of securities.

Shipyards, other industrial companies, interest in Danske Bank A/S, etc.

	DKK million	
	2007	2006
Revenue	8,224	10,213
Profit for the year after tax	2,449	1,835
Cash flow from operating activities	1,607	46
Cash flow used for capital expenditure	-613	-2,891

For the Shipyard Group the result was negative when excluding gains on group internal transfer of Ejendomsselskabet Lindø A/S etc.

The A.P. Moller - Maersk Group owns 20% of the shares in Danske Bank A/S. Danske Bank A/S achieved a profit of DKK 14.9 billion (2006: DKK 13.5 billion), of which DKK 3.0 billion is included in the profit of the A.P. Moller - Maersk Group.

Share Option Programme

In connection with a review of the remuneration policy the Board of A.P. Møller - Mærsk A/S has decided to establish revolving share option programmes for members of the Management Board and key executives. The programmes are based on options giving right to purchase B shares from the Company's holding of own shares.

Two share option programmes are being established, one for the Management Board and one for selected key executives. The options will be granted free of charge to the key executives. Members of the Management Board (Partners) will purchase the options at market value.

Options to key executives will be granted annually on 1 April, first time on 1 April 2008. The number of options to the key executives will be calculated based on a percentage of pay excluding bonus, equivalent to 1-2 months pay. Based on the current share price, approximately 2,700 options are expected to be granted to around 110 key executives in 2008.

Options to members of the Management Board will be granted each year after publication of the Company's annual report. Members of the Management Board will be obliged to acquire options at calculated market value. The number of options is based on a percentage of each member's remuneration, equivalent to approximately 2 months remuneration. In 2008, approximately 1,100 options are expected to be sold to members of the Management Board. The options are priced and acquired on the sixth business day after the publication of the Company's annual report.

Other than employment in the A.P. Moller - Maersk Group on 1 April or membership of the Management Board at the time of granting, no conditions are attached to the granting or acquiring. Non-vested options will in certain circumstances lapse in connection with an employee's or a member of Management Board's resignation.

The options are exercisable over a period of two to five years from granting or acquiring. Options granted on 1 April 2008 can therefore be exercised from 1 April 2010 to 1 April 2013. Options which are not exercised during this period will lapse. Options may only be exercised in accordance with the Company's internal rules on insider trading.

One option gives the right to purchase one B share in the Company. The options are granted at a strike price corresponding to 110% of the average of the market price (for A.P. Møller - Mærsk A/S B share "All trading") on the first five trading days following the release of A.P. Møller - Mærsk A/S' annual report.

The market value of the options expected to be granted in 2008 has been estimated at app. DKK 30 mill. Market value is based on the Black Scholes model with the following assumptions: Share price: DKK 48.200, volatility: 25%, risk-free interest: 4% and a dividend per share of DKK 650. The exact market value cannot be calculated before the grant price has been determined.

At the Annual General Meeting on 29 April 2008, the Board will present general guidelines for incentive pay for the Company's Management Board for the approval of the shareholders.

Annual General Meeting, Dividend and Board of Directors

The Annual General Meeting will be held in Svendborg on 29 April 2008 at 11.00 a.m.

Dividend

The Board of Directors proposes a dividend of DKK 650 per share of DKK 1,000 (2006: DKK 550) corresponding to a total amount of DKK 2,857 million (2006: DKK 2,418 million).

Board of Directors

Poul J. Svanholm, Ane Mærsk Mc-Kinney Uggla, Lars Kann-Rasmussen, Jan Leschly, Svend Aage Nielsen, Cecilie Mose Outzen and Henrik Lorensen Solmer will retire from the Board of Directors.

At the Annual General Meeting the Board of Directors will propose re-election of Poul J. Svanholm, Ane Mærsk Mc-Kinney Uggla, Lars Kann-Rasmussen, Jan Leschly and Cecilie Mose Outzen. Furthermore, the Board of Directors will propose that Sir John Bond, Lars Pallesen and John Axel Poulsen are elected as new members to the Board of Directors. CVs including other management duties of the three last-mentioned persons are published on the company's website maersk.com.

Copenhagen, 13 March 2008

A.P. Møller - Mærsk A/S

Contacts: Nils Smedegaard Andersen, Partner and Group CEO, telephone +45 3363 3600
Søren Thorup Sørensen, Partner and Group CFO, telephone +45 3363 3650
Per Møller, Group Senior Vice President, Accounting, telephone +45 3363 4313

An interim management statement regarding first quarter 2008 is expected to be published on 15 May 2008, and regarding the first three quarters on 13 November 2008.

The Interim Report is expected to be published on 27 August 2008.

3FE

A.P. Møller - Mærsk A/S

Notice convening Annual General Meeting

The Annual General Meeting will take place Tuesday 29 April 2008 at 11 a.m. at Mærskgården, Eghavevej 22, Troense, 5700 Svendborg

Agenda:

a) Report on the Company's activities during the past financial year.

b) Submission of the audited annual report for adoption.

c) Resolution to grant discharge to directors.

d) Resolution on appropriation of profit, including the amount of dividends, or covering of loss in accordance with the adopted annual report.

The Board proposes payment of a dividend of DKK 650 per share of DKK 1,000.

e) Resolution on authority to acquire own shares.

The Board proposes that in the period until the next Annual General Meeting, the Board is authorised to allow the Company to acquire own shares of a nominal value up to 10% of the Company's share capital, according to the Danish Companies Act, art. 48. The purchase price must not deviate by more than 10% from the price quoted on the Copenhagen Stock Exchange on the date of the purchase.

This authorisation is in force until the Company's next Annual General Meeting.

f) Any requisite election of members for the Board of Directors.

Poul J. Svanholm, Ane Mærsk Mc-Kinney Uggla, Lars Kann-Rasmussen, Jan Leschly, Svend-Aage Nielsen, Henrik Lorensen Solmer and Cecilie Mose Outzen stand down from the Board of Directors.

The Board proposes re-election of Poul J. Svanholm, Ane Mærsk Mc-Kinney Uggla, Lars Kann-Rasmussen, Jan Leschly and Cecilie Mose Outzen. Furthermore, the Board proposes election of Sir John Bond, Lars Pallesen and John Axel Poulsen.

g) Election of auditors.

According to the articles of association, state authorised public accountant Jesper Ridder Olsen, KPMG C. Jespersen Statsautoriseret Revionsinteressentskab and state authorised public accountant Gert Fisker Tomczyk, Grant Thornton Statsautoriseret Revisionsaktieselskab stand down.

The Board proposes election of KPMG Statsautoriseret Revisionspartnerselskab and Grant Thornton Statsautoriseret Revisionsaktieselskab.

h) Deliberation of any proposals submitted by the Board of Directors or by shareholders.

JGE

1) The Board proposes adoption of general guidelines concerning incentive pay for the Management Board of A.P. Møller - Mærsk A/S, cf. section 69b of the Danish Companies Act (see appendix). Insofar the guidelines are adopted by the Annual General Meeting, the below provision, which is not subject to individual adoption, will be inserted in the Company's Articles of Association as new section 4.2:

   "The Company's Board of Directors has drawn up general guidelines concerning incentive pay for the Management Board of the Company. The guidelines has been dealt with and adopted by the Annual General Meeting on 29 April 2008 and published on the Company's website."

2) A shareholder proposes a share split so that one share of a nominal value of DKK 1,000 is split up in four shares of a nominal value of DKK 250. The Board does not support this proposal.

Approval, adoption and election according to items b-h of the agenda shall take place by simple majority.

***

The Company's share capital has a nominal value of DKK 4,395,600,000 of which a nominal value of DKK 2,197,800,000 is in A shares and a nominal value of DKK 2,197,800,000 is in B shares. Each share class is divided into shares of DKK 1,000 and DKK 500.

Each A share of a nominal value of DKK 500 carries one vote provided that the share is registered by name at the time of the convening of the Annual General Meeting. B shares carry no votes.

The amount of dividend adopted at the Annual General Meeting will be paid out on 5 May 2008 through the share issuing bank, Danske Bank A/S, to the shareholders' account in own deposit bank.

The Company's annual report 2007 and agenda for the Annual General Meeting together with the complete proposal will be available on the Company's website, www.maersk.com, and will furthermore be available at the Company's address, 50 Esplanaden, DK-1098 Copenhagen K, no later than eight days prior to the Annual General Meeting.

Ordering of admission cards

Admission cards can be ordered until **Thursday 24 April 2008 at 5 p.m.** by contacting A.P. Møller – Mærsk A/S, the Shareholder Secretariat, telephone +45 3363 3672, fax +45 3363 3673 or by e-mail GF2008@maersk.com with information on name, address, telephone number and VP-account number as well as the name of any advisor/attendant.

Shareholders whose shares are not registered by name can order admission cards by presenting a deposit slip not more than 5 days old issued by VP Securities Services or by the accounting banker (the place of deposit) as documentation of

JFF

the shareholding as well as a written declaration stating that the share is not nor will be sold before the Annual General Meeting has been held.

Shareholders registered by name can furthermore order admission cards via the "Shareholder portal" on the Company's website www.maersk.com.

Admission cards ordered will be sent no later than 4 days before the Annual General Meeting.

Proxy

A proxy form for voting will be distributed together with the notice convening the Annual General Meeting to all holders of A shares registered by name. These shareholders can furthermore give proxy via the "Shareholder portal" on the website www.maersk.com. Proxies must be submitted to the Company no later than Thursday 24 April at 5 p.m.

***

Please note that the Chairman's report as well as the presentation of the Annual Report will be transmitted via webcast at www.maersk.com.

The Board

JFE

32

UK invitation til navnenoterede A-aktionærer

April 2008

Annual General Meeting in A.P. Møller - Mærsk A/S

The Annual General Meeting for A.P. Møller - Mærsk A/S will take place Tuesday 29 April 2008 at 11 a.m. at Mærskgården, Eghavevej 22, Troense, Svendborg. Agenda including appendix and a list of board members up for election are enclosed.

Admission cards can be ordered until Thursday 24 April 2008 at 5 p.m. as follows:

- Electronically at A.P. Møller - Mærsk A/S' website: www.maersk.com
- By filling in and returning the enclosed form (e.g. by fax +45 3363 3673)
- Via e-mail to GF2008@maersk.com. Please state name, address, VP-account number, daytime telephone number as well as the name of any advisor/attendant.
- By contacting A.P. Møller - Mærsk A/S, the Shareholder Secretariat, telephone +45 3363 3672

Admission cards ordered will be sent no later than 4 days before the Annual General Meeting to the address registered in the company's register of shareholders unless otherwise advised.

In case you wish to authorise another person to vote on your behalf, one of the proxy forms enclosed must be filled in and returned to A.P. Møller - Mærsk A/S no later than 24 April 2008 at 5 p.m.

Furthermore, proxy can be given electronically via the website www.maersk.com under 'Shareholder portal'. The electronic proxy must be submitted no later than 24 April 2008 at 5 p.m.

Please note that the Chairman's report as well as the presentation of the Annual Report will be transmitted via webcast at www.maersk.com.

Yours faithfully

A.P. Møller - Mærsk A/S

Encl.

JFE

Stilling [flettes]
Navn [flettes]
Adresse [flettes]
Postnr. Bynavn [flettes]

«VPKonto» [stregkode - flettes]

VP account no.: [flettes]

(Registration can also be made on www.maersk.com using password)

Request for admission card for the Annual General Meeting for A. P. MØLLER – MÆRSK A/S

29 April 2008

☐ I wish to receive an admission card

☐ I wish to bring an advisor/attendant________________________

(Name of advisor/attendant)

Telephone (daytime):____________________

____

(Shareholder's signature and date)

Please return the entire form to A.P. Møller - Mærsk A/S, 50 Esplanaden, DK-1098 Copenhagen K, Denmark or on fax no. +45 3363 3673.
The form must be received no later than 24 April 2008 at 5 p.m.

JGE

(Proxy can also be submitted via the Company's website, www.maersk.com)

PROXY

For use of A.P. Møller – Mærsk A/S' ordinary Annual General Meeting Tuesday on 29 April 2008.

Undersigned:	name Adresse 1 Adresse 2 Adresse 3 Postnr bynavn Land	VP-kontonr.: [flettes] Antal stemmer: [flettes] [VP-kontonr. stregkode]

hereby with my/our signature and completion of one of below forms give proxy to meet and vote on my/our behalf at the Annual General Meeting of A.P. Møller – Mærsk A/S on Tuesday 29 April 2008 to (please tick off the appropriate box):

☐ the Board of A.P. Møller – Mærsk A/S *(please fill in proxy form on the back page)*

OR

☐ named third party *(please fill in proxy form below on this page)*

The proxy must be dated and signed and should reach A.P. Møller - Mærsk A/S by fax no. +45 3363 3673 no later than 24 April 2008 at 5 p.m.

PROXY TO THIRD PARTY

(ONLY VALID IF PROXY IS NOT GIVEN TO THE BOARD OF A.P. MØLLER - MÆRSK A/S)

I/we hereby authorise ______________________________ to represent me/us at

A.P. MØLLER - MÆRSK A/S'

Annual General Meeting on **29. April 2008.**

and cast my/our A share votes.

Date:

____
Signature

Please send admission card and voting card to above-mentioned third party (tick off box):

☐ Address: ____

☐ The shareholder's address.

Turn page

JFE

PROXY WITH PRACTICAL DIRECTION TO THE BOARD

(ONLY VALID IF PROXY IS NOT GIVEN TO NAMEGIVEN THIRD PARTY)

Please tick off below boxes stating how you wish to vote at the Annual General Meeting. To the extent that you have not given any instructions by ticking off, your proxy will be used at the Board's own discretion.

	Agenda	**for**	**abstain**	**against**
a.	Reporting on the activities of the Company during the past financial year.			
b.	Submission of the audited report for approval.			
c.	Resolution to grant discharge to directors.			
d.	Resolution on appropriation of profit, including the amount of dividends, or covering of loss in accordance with the adopted annual report. The Board proposes payment of a dividend of DKK 650 per share of DKK 1,000.			
e.	Resolution on authority to acquire own shares. The Board proposes that in the period until the next Annual General Meeting, the Board is authorised to allow the Company to acquire own shares of a nominal value up to 10% of the Company's share capital, according to the Danish Companies Act, art. 48. The purchase price must not deviate by more than 10% from the price quoted on the Copenhagen Stock Exchange on the date of the purchase. This authority is in force until the Company's next Annual General Meeting			
f.	Any requisite election of members for the Board of Directors Re-election of Poul J. Svanholm			
	Re-election of Ane Mærsk Mc-Kinney Uggla			
	Re-election of Lars Kann-Rasmussen			
	Re-election of Jan Leschly			
	Re-election of Cecilie Mose Outzen			
	Election of Sir John Bond			
	Election of Lars Pallesen			
	Election of John Axel Poulsen			
g.	Election of auditors The Board proposes election of: KPMG Statsautoriseret Revisionspartnerselskab and			
	Grant Thornton Statsautoriseret Revisionsaktieselskab.			
h.	Deliberation of any proposals submitted by the Board of Directors or by shareholders 1) The Board proposes adoption of general guidelines concerning incentive pay for the Management Board of A.P. Møller - Mærsk A/S, cf. section 69b of the Danish Companies Act.			
	2) A shareholder proposes a share split so that one share of a nominal value of DKK 1,000 is split up in four shares of a nominal value of DKK 250.			

Date:

____

Signature

A.P. MØLLER - MÆRSK A/S

Agenda for the Annual General Meeting
Tuesday 29 April 2008 at 11.00 a.m. at
Mærskgården, Eghavevej 22, Troense, Svendborg

a) Report on the Company's activities during the past financial year.

b) Submission of the audited annual report for adoption.

c) Resolution to grant discharge to directors.

d) Resolution on appropriation of profit, including the amount of dividends, or covering of loss in accordance with the adopted annual report.

   The Board proposes payment of a dividend of DKK 650 per share of DKK 1,000.

e) Resolution on authority to acquire own shares.

   The Board proposes that in the period until the next Annual General Meeting, the Board is authorised to allow the Company to acquire own shares of a nominal value up to 10% of the Company's share capital, according to the Danish Companies Act, art. 48. The purchase price must not deviate by more than 10% from the price quoted on the Copenhagen Stock Exchange on the date of the purchase.

   This authorisation is in force until the Company's next Annual General Meeting.

f) Any requisite election of members for the Board of Directors.

   Poul J. Svanholm, Ane Mærsk Mc-Kinney Uggla, Lars Kann-Rasmussen, Jan Leschly, Svend-Aage Nielsen, Henrik Lorensen Solmer and Cecilie Mose Outzen stand down from the Board of Directors.

   The Board proposes re-election of Poul J. Svanholm, Ane Mærsk Mc-Kinney Uggla, Lars Kann-Rasmussen, Jan Leschly and Cecilie Mose Outzen. Furthermore, the Board proposes election of Sir John Bond, Lars Pallesen and John Axel Poulsen.

g) Election of auditors.

   According to the articles of association, state authorised public accountant Jesper Ridder Olsen, KPMG C. Jespersen Statsautoriseret Revionsinteressentskab and state authorised public accountant Gert Fisker Tomczyk, Grant Thornton Statsautoriseret Revisionsaktieselskab stand down.

   The Board proposes election of KPMG Statsautoriseret Revisionspartnerselskab and Grant Thornton Statsautoriseret Revisionsaktieselskab.

h) Deliberation of any proposals submitted by the Board of Directors or by shareholders.

   1) The Board proposes adoption of general guidelines concerning incentive pay for the Management Board of A.P. Møller - Mærsk A/S, cf. section 69b of the Danish Companies Act (see appendix). Insofar the guidelines are adopted by the Annual General Meeting, the below provision, which is not subject to individual adoption, will be inserted in the Company's Articles of Association as new section 4.2:

Turn page JFC

"The Company's Board of Directors has drawn up general guidelines concerning incentive pay for the Management Board of the Company. The guidelines has been dealt with and adopted by the Annual General Meeting on 29 April 2008 and published on the Company's website."

2) A shareholder proposes a share split so that one share of a nominal value of DKK 1,000 is split up in four shares of a nominal value of DKK 250. The Board does not support this proposal.

JFE

DRAFT

APPENDIX TO THE AGENDA, ITEM h (1)

General guidelines concerning incentive pay for the Management Board of A.P. Møller - Mærsk A/S, cf. section 69b of the Danish Companies Act

Introduction
According to section 69b of the Danish Companies Act, a Board of Directors of a listed company must, before it enters into a specific agreement about incentive pay with a member of the company's Board of Directors or Management Board, adopt general guidelines for the company's incentive pay for the Board of Directors and the Management Board. These guidelines must be dealt with and adopted by the company's shareholders at the Annual General Meeting.

As the Board of Directors of A.P. Møller - Mærsk A/S receives a fixed fee and is not included in any incentive or performance based remuneration, these overall guidelines only apply to the Management Board of A.P. Møller - Mærsk A/S. For as long as the Firm A.P. Møller constitutes the Company's Management Board, the "Management Board" consists of the partners of the Firm A.P. Møller. If the Firm A.P. Møller steps down as Management Board, the "Management Board" will consist of the members of management registered with the Danish Commerce and Companies Agency.

Agreements about incentive pay for members of the Management Board entered into before the adoption of these guidelines will continue on the already agreed terms. Any change of existing agreements as well as conclusion of new agreements with the members of the Management Board will be subject to the below guidelines.

Existing agreements follow the principles of below overall guidelines.

The purpose of incentive pay
A.P. Møller - Mærsk A/S' existing incentive programmes include both cash bonus and share options. The Company uses incentive pay in order to maintain key employees and to secure a high degree of coincidence of interests between the Company's management and the shareholders.

The Management Board's remuneration
Members of the Management Board receive a fixed annual fee. In addition to this, members of the Management Board can receive incentive pay consisting of a cash bonus as well as receiving or acquiring share options.

Cash bonus
The size of the cash bonus depends on achievement of specific financial goals for one or more business areas, the A.P. Moller - Maersk Group's total results and the member's fulfilment of other goals. The size of the cash bonus will be decided by the Company's Board of Directors after recommendation from the Board of Directors' remuneration committee and will generally be paid once a year following the Board of Director's approval of the annual report and can constitute an amount corresponding to maximum 50% of the fixed annual fee.

Share options
The Company's share option programme is revolving and granting of options does not depend on the achievement of specific goals. The number of granted share options to members of the Management Board is decided by the Company's Board of Directors after recommendation from the Board of Director's remuneration committee and is generally granted once a year.

JFE

The value of the share options granted/to be acquired within a given financial year can annually amount up to 25% of the fixed annual fee of the individual Management Board member.

The estimated present value of the share option programme is calculated on the basis of the Black Scholes model. The number of granted share options/share options acquired by members of the Management Board as well as the value of these for the financial years in question will be stated in the Company's annual report.

A share option gives the right to purchase one B share in A.P. Møller - Mærsk A/S of a nominal value of DKK 1,000. The exercise price for the share option cannot be less than 110% of the market price for the Company's shares at the time of granting/acquisition. Members of the Management Board will pay market value for the share option, unless the board of directors specifically decides otherwise.

Share options acquired against payment by members of the Management Board will not be covered by the special rules governing employee options, but by the general rules regarding share options including tax issues. If the Company is to provide shares in connection with the exercise of the option, any possible capital loss for the Company will generally be deductible with the limitations following the rules on taxation of capital gains on sale of shares.

If options are granted without payment, Management Board member's capital gain will be taxed at a lower rate than otherwise against the Company not getting tax deduction for the costs related to the granting.

The share options are exercisable 2 years from the time of granting or acquisition at the earliest and are to be exercised no later than 5 years from the granting/acquisition after which they will lapse. The share options are, however, only exercisable within the trading windows stated in the Company's internal rules for trading of A.P. Møller - Mærsk A/S shares.

A.P. Møller - Mærsk A/S' holding of own shares will be used to meet the Company's obligations in connection with the share option programme.

Approval and publication

According to the Danish Public Companies Act section 69b (2), the Company's Articles of Association include a provision stating that on 29 April 2008, the Annual General Meeting has adopted overall general guidelines for incentive pay.

The guidelines can be found on the Company's website (www.maersk.com). In the future, the notes to the Company's annual report will include an overview of the Management Board's total remuneration and granted and outstanding options will be stated and valued.

These guidelines are in force until the Annual General Meeting adopts new or amended guidelines.

***

As adopted at the Annual General Meeting of A.P. Møller - Mærsk A/S on 29 April 2008.

As Chairman of the meeting

____

Søren Meisling

A.P. Møller – Mærsk A/S
Election of members for the Board of Directors at the Annual General Meeting 2008



Lars Kann-Rasmussen
Born 3 February 1939

Other executive functions:
VKR Holding A/S (chairman) and 4 subsidiaries; European Audit Committee Chairman's Forum.

Education:
Bachelor of Engineering, 1962

Considered independent



Jan Leschly
Born 11 September 1940

Chairman and managing partner for Care Capital LLC.

Other executive functions:
American Express Company; CardioKine; D-Pharm; Epigenesis; Adjunct professor at Copenhagen Business School.

Education:
Master of Science in Pharmacy, 1965
Master of Business Economics, 1970

Considered independent



Cecilie Mose Outzen
Born 12 April 1974

Senior HR consultant (employee)

Other executive functions:
Rederiet A.P. Møller A/S.

Education:
MA in Comparative Literature, 1999

Not considered independent due to employment in the A.P. Moller - Maersk Group.



Poul J. Svanholm
Born 7 June 1933

Other executive functions:
Thomas B. Thriges Fond (chairman); Ejendomsselskabet Sankt Annæ Plads A/S.

Education:
Master of Laws, 1958

Considered independent



Ane Mærsk Mc-Kinney Uggla
Born 3 July 1948

Other executive functions:
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal (vice-chairman); Maersk Broker A/S; Maersk Broker K/S.

Education:
Master of Arts, 1977

Not considered independent due to membership of the board of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal.

JGE

A.P. Møller – Mærsk A/S
Election of members for the Board of Directors at the Annual General Meeting 2008 (New candidates)



Sir John Bond
Born 24 July 1941

Other executive functions:
Vodafone Group plc. (chairman); Ford Motor Company; Shui On Land Limited; International Advisory Board of Mitsubishi Corporation; China Development Forum; Shanghai's International Business Leaders' Advisory Council.

Education:
Tonbridge School, Kent
Cate School, California

Considered independent



Lars Pallesen
Born 20 September 1947

Rector at the Technical University of Denmark (DTU)

Other executive functions:
The Royal Danish Theatre (chairman); Nordic Five Tech (chairman); The Danish Academy of Technical Sciences.

Education:
MSc (Engineering), 1971
MBA, 1975
Ph.D. in Mathematical Statistics, 1977

Considered independent



John Axel Poulsen
Born 20 October 1946

Captain (employee)

Other executive functions:
None.

Education:
Master's Certificate, 1972

Not considered independent due to employment in the A.P. Moller - Maersk Group.

JFE

A·P·MØLLER-MÆRSK

33

RECEIVED
2008 APR 23 P 2:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TEST

Adgangskort nr. 0080014

Ordinær generalforsamling i
A.P. Møller - Mærsk A/S
Tirsdag den 29. april 2008 kl. 11.00
Mærskgården
Eghavevej 22, Troense
5700 Svendborg

Stemmer 4
Kapital 2.000

Adgangskortet afrives og afleveres ved indgangen.

29. april 2008
Stemmeseddel nr. 1

A·P·MØLLER-MÆRSK

Stemmer 4
Kapital 2.000

☐ For ☐ Imod

29. april 2008
Stemmeseddel nr. 2

A·P·MØLLER-MÆRSK

Stemmer 4
Kapital 2.000

☐ For ☐ Imod

29. april 2008
Stemmeseddel nr. 3

A·P·MØLLER-MÆRSK

Stemmer 4
Kapital 2.000

☐ For ☐ Imod

29. april 2008
Stemmeseddel nr. 4

A·P·MØLLER-MÆRSK

Stemmer 4
Kapital 2.000

☐ For ☐ Imod

29. april 2008
Stemmeseddel nr. 5

A·P·MØLLER-MÆRSK

Stemmer 4
Kapital 2.000

☐ A ☐ B
☐ C ☐ D
☐ E ☐ F
☐ G ☐ H
☐ I ☐ J
☐ K ☐ L
☐ M ☐ N

29. april 2008
Stemmeseddel nr. 6

A·P·MØLLER-MÆRSK

Stemmer 4
Kapital 2.000

☐ For ☐ Imod

29. april 2008
Stemmeseddel nr. 7

A·P·MØLLER-MÆRSK

Stemmer 4
Kapital 2.000

☐ For ☐ Imod

29. april 2008
Stemmeseddel nr. 8

A·P·MØLLER-MÆRSK

Stemmer 4
Kapital 2.000

☐ For ☐ Imod

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	22 January 2008
Market:	Copenhagen Stock Exchange
Number:	13
Market price:	DKK 622,640.85

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, January 23, 2008

A.P. Møller - Mærsk A/S

JFE

35

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244508
Type:	A.P. Møller - Mærsk B
Transaction:	Acquisition
Trading date:	8 February 2008
Market:	Copenhagen Stock Exchange
Number:	600
Market price:	DKK 30,840,000

***

Contact: Anne Pindborg, tel. +45 33 63 36 61.

Copenhagen, February 11, 2008

A.P. Møller - Mærsk A/S

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	19 February 2008
Market:	Copenhagen Stock Exchange
Number:	36
Market price:	DKK 1,864,294.56

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, February 20, 2008

A.P. Møller - Mærsk A/S

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244508
Type:	A.P. Møller - Mærsk B
Transaction:	Acquisition
Trading date:	20 February 2008
Market:	Copenhagen Stock Exchange
Number:	1200
Market price:	DKK 62,760,000

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, February 21, 2008

A.P. Møller - Mærsk A/S

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Nils S. Andersen
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
Description/ISIN code:	Option related to ISIN code DK 0010244508 (A.P. Møller – Mærsk B)
Transaction:	Acquisition
Trading date:	26 March 2008
Market:	N/A
Number:	320
Market price:	DKK 3,300,480

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 26, 2008

A.P. Møller - Mærsk A/S

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Thomas Thune Andersen
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
Description/ISIN code:	Option related to ISIN code DK 0010244508 (A.P. Møller – Mærsk B)
Transaction:	Acquisition
Trading date:	26 March 2008
Market:	N/A
Number:	160
Market price:	DKK 1,650,240

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 26, 2008

A.P. Møller - Mærsk A/S

JGE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Eivind Kolding
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
Description/ISIN code:	Option related to ISIN code DK 0010244508 (A.P. Møller – Mærsk B)
Transaction:	Acquisition
Trading date:	26 March 2008
Market:	N/A
Number:	160
Market price:	DKK 1,650,240

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 26, 2008

A.P. Møller - Mærsk A/S

JGF

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Søren Thorup Sørensen
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
Description/ISIN code:	Option related to ISIN code DK 0010244508 (A.P. Møller – Mærsk B)
Transaction:	Acquisition
Trading date:	26 March 2008
Market:	N/A
Number:	160
Market price:	DKK 1,650,240

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 26, 2008

A.P. Møller - Mærsk A/S

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Claus V. Hemmingsen
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
Description/ISIN code:	Option related to ISIN code DK 0010244508 (A.P. Møller – Mærsk B)
Transaction:	Acquisition
Trading date:	26 March 2008
Market:	N/A
Number:	160
Market price:	DKK 1,650,240

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 26, 2008

A.P. Møller - Mærsk A/S

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Søren Skou
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
Description/ISIN code:	Option related to ISIN code DK 0010244508 (A.P. Møller – Mærsk B)
Transaction:	Acquisition
Trading date:	26 March 2008
Market:	N/A
Number:	160
Market price:	DKK 1,650,240

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 26, 2008

A.P. Møller - Mærsk A/S

J GE

39

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal ("Almenfonden")
Reason:	Connected Person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244508
Type:	A.P. Møller - Mærsk B
Transaction:	Acquisition
Trading date:	26 March 2008
Market:	Copenhagen Stock Exchange
Number:	44
Market price:	DKK 2,149,141

RECEIVED 2008 APR 23 P 2:51 OFFICE OF INTERNATIONAL CORPORATE FINANCE

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66

Copenhagen, March 27, 2008

A.P. Møller - Mærsk A/S

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Mr. Mærsk Mc-Kinney Møller
Reason:	Partner in "Firmaet A.P. Møller". "Firmaet A.P. Møller" is the managing owner of A.P. Møller - Mærsk A/S
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	26 March 2008
Market:	Copenhagen Stock Exchange
Number:	125
Market price:	DKK 6,007,666.25

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 27, 2008

A.P. Møller - Mærsk A/S

JFE

40

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	LEKR ApS
Reason:	Connected person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244508
Type:	A.P. Møller - Mærsk B
Transaction:	Sale
Trading date:	27 March 2008
Market:	Copenhagen Stock Exchange
Number:	200
Market price:	DKK 10,326,534

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 28, 2008

A.P. Møller - Mærsk A/S

 DFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	Wide Invest ApS
Reason:	Connected person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244508
Type:	A.P. Møller - Mærsk B
Transaction:	Acquisition
Trading date:	27 March 2008
Market:	Copenhagen Stock Exchange
Number:	200
Market price:	DKK 10,326,534

***

Contact: Christian Gorrissen, tel. +45 33 63 36 66.

Copenhagen, March 28, 2008

A.P. Møller - Mærsk A/S

JFE

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal ("Almenfonden")
Reason:	Connected Person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244508
Type:	A.P. Møller - Mærsk B
Transaction:	Acquisition
Trading date:	14 April 2008
Market:	Copenhagen Stock Exchange
Number:	988
Market price:	DKK 50,047,920.52

***

Contact: Lars-Erik Brenøe, tel. +45 33 63 36 07

Copenhagen, April 15, 2008

A.P. Møller - Mærsk A/S

ANNOUNCEMENT

Report of transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act A.P. Møller - Mærsk A/S shall report the transactions in A.P. Møller - Mærsk A/S shares of managerial staff and connected persons:

Name:	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal ("Almenfonden")
Reason:	Connected Person, cf. Danish Securities Trading Act, section 28(a), subsection 4, no. 4 a)
Issuer:	A.P. Møller - Mærsk A/S
ISIN code:	DK 0010244425
Type:	A.P. Møller - Mærsk A
Transaction:	Acquisition
Trading date:	14 April 2008
Market:	Copenhagen Stock Exchange
Number:	4899
Market price:	DKK 250,230,534.12

***

Contact: Lars-Erik Brenøe, tel. +45 33 63 36 07

Copenhagen, April 15, 2008

A.P. Møller - Mærsk A/S

ANNOUNCEMENT

A.P. Møller - Mærsk A/S - Financial Calendar 2008

Please be informed that A.P. Møller - Mærsk A/S plans to publish its Annual Report for year 2007 on Thursday 13 March 2008 and to hold the Annual General Meeting on Tuesday 29 April 2008 at 11 am in Svendborg.

The Company's Interim Report is planned to be published on Wednesday 27 August 2008.

Furthermore, the Company plans to publish interim updates for the first quarter on Thursday 15 May 2008 and on Thursday 13 November 2008 for the third quarter.

Copenhagen, 23 January 2008.

Contact person: Group CFO, Søren Thorup Sørensen, tel. +45 3363 3650

43

ANNOUNCEMENT

A.P. Møller - Mærsk A/S becomes a major shareholder in Höegh Autoliners

The A.P. Moller - Maersk Group has sold its 18 car carriers (including 6 newbuildings) to Höegh Autoliners and will simultaneously become a shareholder with a 37.5% ownership.

In February 2007 the parties signed a co-operation agreement whereby the A.P. Moller - Maersk Group entered its fleet of car carriers into a commercial operation controlled by Höegh Autoliners. The sale will move A.P. Møller - Mærsk from being a tonnageowner of car carriers to a shareholder in Höegh Autoliners which is a car carrier operator. After the transaction Höegh Autoliners will commercially operate 67 vessels from its offices in Oslo and 30 locations world-wide. The transaction will not impact employees in the A.P. Moller - Maersk Group. Reference is made to the attached joint press release of today.

The transaction, which is subject to relevant approvals from regulatory authorities, will generate an accounting gain of around USD 200 million after tax in 2008 and is not expected to have any additional significant effect on the result for A.P. Møller - Mærsk for 2008. Höegh Autoliners will become an associated company of the A.P. Moller - Maersk Group.

Copenhagen, 30 January, 2008

Contact person: Søren Skou, Partner - telephone +45 3363 4800

JFE

PRESS RELEASE

Höegh Autoliners strengthens its platform for growth:
Welcomes A.P. Moller - Maersk as shareholder in Höegh Autoliners

30 January 2008 (Oslo and Copenhagen).

Höegh Autoliners and A.P. Møller - Mærsk A/S has announced their agreement for A.P. Møller - Mærsk A/S to become a shareholder in Höegh Autoliners holding 37.5 per cent of the shares effective from 1 January 2008. Leif Höegh & Co Limited will retain the position as majority shareholder in Höegh Autoliners.

At the same time Höegh Autoliners acquires A. P. Moller - Maersk's fleet of 18 car carriers (including six newbuildings). Höegh Autoliners will commercially operate the combined fleet of about 67 vessels globally from its offices in Oslo and about 30 locations world-wide under the Höegh Autoliners brand. Vessels already ordered by the Company will grow its carrying capacity by 45 per cent to 85 ships in 2012. Closing of the transaction is expected to take place in March 2008 once any applicable regulatory approvals have been received.

In doing this transaction, the parties build on their existing tonnage cooperation. The two parties entered a tonnage co-operation agreement effective from 1 February 2007 whereby A.P. Moller - Maersk entered its fleet of 12 car carriers into a commercial operation controlled by Höegh Autoliners. This has worked to both parties satisfaction adding valuable capacity to Höegh Autoliners' operation in a period when customers' transportation requirements are growing.

With A.P. Moller - Maersk as a shareholder, Höegh Autoliners will strengthen its financial and strategic position for further growth and its ability to provide increased capacity and enhanced services to meet customers' requirements. A. P. Moller - Maersk is well recognized as a world leading company within shipping, logistics, port operations and port to port efficiency.

"We welcome A.P. Moller – Maersk as shareholder in Höegh Autoliners," says Westye Høegh, Chairman of the Board. "When my father, Leif Høegh, ordered his first vessel, M/T Varg from Odense Staalskibsværft in 1927, Mr. A.P. Møller took a stake in the vessel. That was the start of a prosperous voyage, and having A.P. Moller - Maersk on board again makes a strong company even stronger and well positioned for exciting developments in challenging waters ahead."

"Through the shareholding in Höegh Autoliners we are looking forward to moving from being a tonnage provider in the car carrier market to participating directly in a world class car carrier liner operation. We find the outlook for the industry attractive as car manufacturing increasingly takes place in Asia and as new markets in India and China develop. We believe in Höegh Autoliners' strategy and believe we can contribute positively to the cooperation based on our Group's capabilities within liner shipping and logistics" says Søren Skou, Partner & Member of Group Executive Board of A.P. Moller – Maersk.

"With A.P. Moller – Maersk as a partner we have secured a platform for continued growth and enhanced our position for further strengthening our services," says Thor Jørgen Guttormsen, CEO of Höegh Autoliners. "This improves our ability to meet our customers' current and future requirements for services and transportation volume and strengthens our strategic implementation capacity."

Growth strategy is enhanced
Höegh Autoliners' strategy is to grow with its global customers offering worldwide transportation services based on the core competencies as a port to port transportation provider and to be a network partner providing these services in a network of dedicated logistics suppliers.

Strong customer growth is motivating expansion and new ways of thinking
The world production of factory new cars has grown steadily to about 65 million units in 2007. World car production is expected to continue growing to about 90 million units in 2015 representing an annual growth rate of 3-4%. Historically about 15% of the production volume is exported overseas.

The globalisation of the car manufacturing industry has brought about changes in the global production patterns which are affecting seaborne transportation positively resulting in additional demand for transportation services.

On this background Höegh Autoliners expects continued growth in the market for Ro/Ro car carriers and experiences that customers consider future transportation capacity to be of high strategic importance.

The current market situation is characterized by capacity squeeze.

Höegh Autoliners
Höegh Autoliners started its Ro/Ro car carrier operation in 1969 and deploys some 67 vessels in its global trade systems which are managed from a worldwide network of 30 offices. The fleet consists of owned and chartered vessels. Main customers are major manufacturers of new cars, heavy machinery and rolling goods and Höegh Autoliners carried about 1.9 million car equivalent units (CEU) in 2007.

Höegh Autoliners is in the middle of a fleet expansion programme and 16 more newbuildings already ordered (including 6 from A.P. Moller - Maersk) will be delivered from 2008 to 2011. See: http://www.hoeghautoliners.com

A.P. Moller - Maersk
A.P. Moller - Maersk is an international company of Danish origin widely recognized for its activities within shipping, energy, offshore, retail and industry. The A.P. Moller - Maersk Group has more than 110,000 employees and offices in around 130 countries.
See: http://www.maersk.com

Contacts

Thor Jørgen Guttormsen
Chief Executive Officer,
Höegh Autoliners
Tel: +47 4003 9888
thor.jorgen.guttormsen@hoegh.com

Søren Skou
Partner & Member of Group Executive Board,
A.P. Møller - Mærsk A/S
Tel: +45 3363 4800
soren.skou@maersk.com

44

ANNOUNCEMENT

Necessary approvals for the A.P. Moller - Maersk Group's sale of car carriers to Höegh Autoliners have been obtained

As announced on 30 January 2008, the A.P. Moller - Maersk Group sold 18 car carriers to Höegh Autoliners and simultaneously became shareholder with a 37.5% ownership.

The agreement was subject to a number of approvals by various authorities. All approvals have now been obtained and the transaction is thus final as of today.

Copenhagen, 12 March 2008

Contact person: Søren Skou, Partner – telephone +45 3363 4800

JFE

45

Announcement

Summary: The Board of A.P. Møller - Mærsk A/S has decided to establish a revolving share option programme for members of the Management Board and key executives that will give the participants the right to purchase B shares from the Company's holding of own shares.

A.P. Møller – Mærsk A/S – Establishment of Share Option Programme
In connection with a review of the remuneration policy the Board of A.P. Møller - Mærsk A/S has decided to establish revolving share option programmes for members of the Management Board and key executives. The programmes are based on options giving right to purchase B shares from the Company's holding of own shares.

Two share option programmes are being established, one for the Management Board and one for selected key executives. The options will be granted free of charge to the key executives. Members of the Management Board (Partners) will purchase the options at market value.

Options to key executives will be granted annually on 1 April, first time on 1 April 2008. The number of options to the key executives will be calculated based on a percentage of pay excluding bonus, equivalent to 1-2 months pay. Based on the current share price, approximately 2,700 options are expected to be granted to around 110 key executives in 2008.

Options to members of the Management Board will be granted each year after publication of the Company's annual report. Members of the Management Board will be obliged to acquire options at calculated market value. The number of options is based on a percentage of each member's remuneration, equivalent to approximately 2 months remuneration. In 2008, approximately 1,100 options are expected to be sold to members of the Management Board. The options are priced and acquired on the sixth business day after the publication of the Company's annual report.

Other than employment in the A.P. Moller - Maersk Group on 1 April or membership of the Management Board at the time of granting, no conditions are attached to the granting or acquiring. Non-vested options will in certain circumstances lapse in connection with an employee's or a member of Management Board's resignation.

The options are exercisable over a period of two to five years from granting or acquiring. Options granted on 1 April 2008 can therefore be exercised from 1 April 2010 to 1 April 2013. Options which are not exercised during this period will lapse. Options may only be exercised in accordance with the Company's internal rules on insider trading.

One option gives the right to purchase one B share in the Company. The options are granted at a strike price corresponding to 110% of the average of the market price (for A.P. Møller - Mærsk A/S B share "All trading") on the first five trading days following the release of A.P. Møller - Mærsk A/S' annual report.

The market value of the options expected to be granted in 2008 has been estimated at app. DKK 30 mill. Market value is based on the Black Scholes model with the following assumptions: Share price: DKK 48.200, volatility: 25%, risk-free interest: 4% and a dividend per share of DKK 650. The exact market value cannot be calculated before the granting price has been determined.

At the Annual General Meeting on 29 April 2008, the Board will present general overall guidelines for incentive pay for the Company's Management Board for the approval of the shareholders.

Copenhagen, 13 March 2008

Contact person: Executive Vice President Lars-Erik Brenøe, tel. +45 33663 3607

END